FILED PURSUANT TO RULE 424(b)(5)

REG. STATEMENT NO. 333-133241

PROSPECTUS SUPPLEMENT
(To prospectus dated April 12, 2006)

6,000,000 Shares

Common Stock

All of the 6,000,000 shares are being sold by us. We currently pay regular monthly distributions to holders of our common stock, which is listed on the New York Stock Exchange, or NYSE, under the symbol “O.” On October 17, 2006, the last reported sale price of our common stock on the NYSE was $26.40 per share.

Realty Income Corporation, The Monthly Dividend Company® , is a Maryland corporation organized to operate as an equity real estate investment trust, or REIT. We are a fully integrated, self-administered real estate company with in-house acquisition, leasing, legal, retail research and real estate research, portfolio management and capital markets expertise. As of June 30, 2006, we owned a diversified portfolio of 1,684 retail properties located in 48 states with over 14.5 million square feet of leasable space leased to 102 different retail chains doing business in 29 separate retail industries.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-6 of this prospectus supplement.

	Per Share	Total
Public offering price	$26.40	$158,400,000
Underwriting discount	$1.28	$7,680,000
Proceeds, before expenses, to Realty Income Corporation(1)	$25.12	$150,720,000

(1)  The underwriters have agreed to reimburse Realty Income for some expenses associated with this offering. See “Underwriting.”

The underwriters may also purchase up to an additional 900,000 shares from us to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery on or about October 23, 2006.

Merrill Lynch & Co.

Sole Book-Running Manager

A.G. Edwards         Raymond James     Wachovia Securities

Robert W. Baird & Co.           Banc of America Securities LLC          Credit Suisse           JPMorgan

BB&T Capital Markets                                                                                                   Stifel Nicolaus

The date of this prospectus supplement is October 18, 2006.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Security	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (2)
Common Stock, par value $1.00 per share	6,900,000	$26.40	$182,160,000	$19,492

(1)                               Includes 900,000 shares of Common Stock, par value $1.00 per share, that may be purchased by the underwriters upon the exercise of the underwriters’ overallotment option.

(2)                               Calculated in accordance with Rule 456(b) and 457(r) of the Securities Act.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and, if applicable, any other offering materials we may provide you in connection with this offering. We have not, and the underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities or soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference and, if applicable, any other offering materials we may provide you in connection with this offering is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

PROSPECTUS SUPPLEMENT SUMMARY

This summary may not contain all the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus and the documents incorporated and deemed to be incorporated by reference herein and therein, including the financial statements and related notes, and, if applicable, any other offering materials we may provide you in connection with this offering before making an investment decision. Unless this prospectus supplement otherwise indicates or the context otherwise requires, the terms “Realty Income,” “our,” “us” and “we” as used in this prospectus supplement refer to Realty Income Corporation and its subsidiaries on a consolidated basis. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus supplement assumes that the overallotment option granted to the underwriters is not exercised, and information relating to our properties excludes properties owned by our wholly-owned subsidiary Crest Net Lease, Inc. and its wholly-owned subsidiary, CrestNet 1 LLC, which we collectively refer to as Crest Net.

In this prospectus supplement, we sometimes refer to our 7.375% Monthly Income Class D Cumulative Redeemable Preferred Stock as the Class D preferred stock, and we sometimes refer to our 9.375% Class B Cumulative Redeemable Preferred Stock, which was redeemed by us on June 6, 2004, and our 9.50% Class C Cumulative Redeemable Preferred Stock, which was redeemed by us on July 30, 2004, as the Class B preferred stock and the Class C preferred stock, respectively.

Realty Income

Realty Income is organized to operate as an equity real estate investment trust, commonly referred to as a REIT. Our primary business objective is to generate dependable monthly cash distributions from a consistent and predictable level of funds from operations, or FFO, per share. Additionally, we seek to increase distributions to stockholders and FFO per share through both active portfolio management and the acquisition of additional properties.

We are a fully integrated, self-administered real estate company with in-house acquisition, leasing, legal, retail research, real estate research, portfolio management and capital markets expertise. As of June 30, 2006, we owned a diversified portfolio of 1,684 retail properties located in 48 states, with over 14.5 million square feet of leaseable space leased to 102 different retail chains doing business in 29 separate retail industries. Of the 1,684 properties in the portfolio, 1,677, or 99.6%, were single-tenant, retail properties and the remaining seven were multi-tenant, distribution and office properties. At June 30, 2006, 1,656, or 98.7%, of the 1,677 single-tenant properties were leased with a weighted average remaining lease term (excluding extension options) of approximately 12.3 years.

Recent Developments

Pending Acquisition of Approximately $350 Million of Buffets/Ryan’s Restaurant Properties

On September 5, 2006, Realty Income entered into a definitive commitment letter to acquire approximately $350 million of Buffets/Ryan’s restaurant properties under 20-year, triple-net lease agreements. The exact locations and number of properties to be acquired are the subject of continuing discussion between the parties involved in the transaction. Realty Income is acquiring these properties subsequent to a previously announced merger agreement between Buffets, Inc. and Ryan’s Restaurant Group. Although this transaction is expected to be completed in late October or early November 2006, it is subject to a number of conditions, including the closing of the Buffets/Ryan’s merger. We intend to use the net proceeds from the sale of the common stock offered by this prospectus supplement to fund a portion of the purchase price of this acquisition. See “Use of Proceeds.” In order to finance the purchase of potential future acquisitions and a portion of the purchase price of the Buffets/Ryan’s acquisition, Realty Income intends to engage in additional public offerings of securities (including possible issuances of common stock, preferred stock or unsecured notes).

Acquisition of 94 Pizza Hut Properties for $65.5 Million

Between September 14, 2006 and October 12, 2006, Realty Income acquired a portfolio of 94 Pizza Hut properties for $65.5 million from NPC International, Inc.

Senior Unsecured Debt Rating Assigned a Positive Outlook by Moody’s Investors Service

Moody’s Investors Service announced on February 17, 2006 that it had assigned a “positive” outlook to Realty Income’s senior unsecured debt rating of “Baa2.” Realty Income’s current senior unsecured debt ratings are “BBB+” (stable outlook) by Fitch Ratings, “Baa2” (positive outlook) by Moody’s Investors Service, and “BBB” (stable outlook) by Standard & Poor’s Ratings Group. These ratings are subject to ongoing evaluation by credit rating agencies and we cannot assure you that any such rating will not be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. Moreover, a rating is not a recommendation to buy, sell or hold our debt securities or common stock.

Net Income Available to Common Stockholders

Net income available to common stockholders was $24.3 million in the second quarter of 2006 versus $22.3 million in the same quarter of 2005, an increase of $2.0 million. On a diluted per common share basis, net income was $0.27 per share in the second quarter of 2006 compared to $0.28 in the second quarter of 2005.

Net income available to common stockholders was $46.8 million in the first six months of 2006 versus $43.5 million in the same period of 2005, an increase of $3.3 million. On a diluted per common share basis, net income was $0.54 per share in the first six months of 2006 compared to $0.55 in the first six months of 2005.

The calculation to determine net income available to common stockholders includes gains from the sale of properties. The amount of gains varies from period to period based on the timing of property sales and can significantly impact net income available to common stockholders. The gain recognized from the sales of investment properties during the second quarter of 2006 was $1.4 million as compared to $2.7 million for the second quarter of 2005. The gain recognized from the sales of investment properties during the first six months of 2006 was $2.2 million as compared to $3.5 million for the first six months of 2005.

Funds from Operations (FFO)

In the second quarter of 2006, our FFO increased by $6.7 million, or 21.7%, to $37.6 million versus $30.9 million in the second quarter of 2005. On a diluted per common share basis, FFO was $0.43 in the second quarter of 2006 compared to $0.39 for the second quarter of 2005, an increase of $0.04, or 10.3%.

In the first six months of 2006, our FFO increased by $10.9 million, or 17.6%, to $72.9 million versus $62.0 million in the first six months of 2005. On a diluted per common share basis, FFO was $0.85 in the first six months of 2006 compared to $0.78 for the first six months of 2005, an increase of $0.07, or 9.0%. For information on how we define FFO, as well as a reconciliation of net income available to common stockholders to FFO, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds From Operations Available to Common Stockholders (FFO)” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, which is incorporated by reference in the accompanying prospectus.

Notes and Common Stock Offerings

On September 13, 2006, we issued and sold 4,100,000 shares of common stock in an underwritten public offering and, on September 28, 2006, we issued and sold an additional 615,000 shares of common stock upon the underwriters’ overallotment option being exercised in full. On September 18, 2006, we issued and sold $275 million aggregate principal amount of 5.95% Notes due 2016 in an underwritten public offering, which we refer to herein as the notes offering. Total net proceeds of the common stock offering to us, after underwriting discounts and commissions but before deducting estimated expenses payable by us, were approximately $109 million. Total net proceeds of the notes offering to us, after underwriting discounts and commissions and estimated offering expenses payable by us, were approximately $272 million. We used the net proceeds from the offerings to pay the redemption price of our 7¾% Notes Due 2007 (the “2007 Notes”) as described below under “—Redemption of 2007 Notes”, to repay borrowings outstanding under our $300 million acquisition credit facility and for other general corporate purposes, and we intend to use the remaining net proceeds from the offerings for other general corporate purposes, which we expect will include funding a portion of the purchase price of the Buffets/Ryan’s properties as described above under “—Pending Acquisition of Approximately $350 Million of Buffets/Ryan’s Restaurant Properties.”

Redemption of 2007 Notes

On September 22, 2006, we redeemed all of our outstanding 2007 Notes issued in May 1997. Approximately $114.8 million of the net proceeds from the notes offering was used to fund the redemption, which included interest of $3.2 million that was paid at the time of the redemption.

Increase in Monthly Cash Distributions to Common Stockholders

We continue our 37-year policy of paying distributions monthly. Our board of directors increased the monthly distribution on our common stock on August 22, 2006 to $0.12525 per share from $0.1175 per share and on September 13, 2006 to $0.125875 per share. The next distribution of $0.125875 per share is payable on November 15, 2006 to stockholders of record as of the close of business on November 1, 2006. Purchasers of shares of common stock in this offering will be entitled to receive the November 15, 2006 distribution, provided they are stockholders of record as of the close of business on November 1, 2006.

The increase in September 2006 was our fourth dividend increase in 2006 and the 41st dividend increase since we went public in 1994. The new monthly dividend amount represents an annualized rate of $1.5105 per share as compared to the previous annualized rate of $1.503 per share. Although we expect to continue our policy of paying monthly distributions, we cannot guarantee that we will maintain the current level of distributions, that we will continue our pattern of increasing distributions per share, or what the actual distribution yield will be in any future period.

The Offering

We are selling all of the shares of common stock offered by this prospectus supplement and no shares are being sold by our stockholders. For a description of our common stock, see “Description of Common Stock” and “Restrictions on Ownership and Transfers of Stock” in the accompanying prospectus.

Issuer	Realty Income Corporation
Securities Offered	6,000,000 shares of common stock, plus up to an additional 900,000 shares if the underwriters exercise their overallotment option in full.
Shares to be outstanding after this offering(1)	99,846,289
Use of proceeds

We intend to use the net proceeds from this offering of common stock to fund a portion of the purchase price of the Buffets/Ryan’s properties we intend to purchase as described above under “—Recent Developments—Pending Acquisition of Approximately $350 Million of Buffets/Ryan’s Restaurant Properties.” Realty Income is acquiring these Buffets/Ryan’s properties subsequent to a previously announced merger agreement between Buffets, Inc. and Ryan’s Restaurant Group. Although this acquisition is expected to be completed in late October or early November 2006, it is subject to a number of conditions, including the closing of the Buffets/Ryan’s merger.

Restrictions on Ownership and Transfer

Our charter contains restrictions on ownership and transfer of our common stock intended to assist us in maintaining our status as a REIT for federal and/or state income tax purposes. For example, our charter restricts any person from acquiring actual or constructive ownership of more than 9.8% (in value or number of shares, whichever is more restrictive) of our outstanding shares of common stock, as more fully described in the section entitled “Restrictions on Ownership and Transfers of Stock” in the accompanying prospectus.

NYSE Symbol	“O”
Risk Factors

An investment in our common stock involves various risks and prospective investors should carefully consider the matters discussed under “Risk Factors” in this prospectus supplement, as well as the other risks described in this prospectus supplement and the accompanying prospectus and the documents incorporated and deemed to be incorporated by reference herein and therein, before making a decision to invest in the common stock.

             (1) Based on shares outstanding as of October 16, 2006. Does not include, as of October 16, 2006:

(a)       108,576 shares of common stock issuable upon the exercise of outstanding options;

(b)      2,893,650 additional shares of common stock reserved for issuance under our stock incentive plans; or

(c)       up to 900,000 shares of common stock issuable upon exercise of the underwriters’ overallotment option.

Our board of directors has declared a distribution of $0.125875 per share of common stock payable on November 15, 2006 to stockholders of record of our common stock as of the close of business on November 1, 2006. Purchasers of shares of common stock in this offering will be entitled to receive the November 15, 2006 distribution, provided they are stockholders of record as of the close of business on November 1, 2006.

As of October 16, 2006, we had 5,100,000 shares of 7.375% Monthly Income Class D Cumulative Redeemable Preferred Stock outstanding. In the event that we liquidate, dissolve or wind up Realty Income, the holders of this preferred stock will have the right to receive $25.00 per share, plus accrued and unpaid dividends, before any payment is made to the holders of our common stock. In addition, this preferred stock ranks senior to our common stock with respect to the payment of dividends and distributions. See the description of the Class D preferred stock contained in our Registration Statement on Form 8-A (File No. 001-13374), including any subsequently filed amendments and reports filed for the purpose of updating the description, which are incorporated by reference into the accompanying prospectus.

RISK FACTORS

In evaluating an investment in our common stock, you should carefully consider the following risk factors and the risk factors described under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference in the accompanying prospectus, in addition to the other risks and uncertainties described in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference therein and, if applicable, any other offering materials we may provide you in connection with this offering. As used under the captions “Risk Factors” in this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2005, references to our capital stock include both our common stock, including the common stock offered by this prospectus supplement, and any class or series of our preferred stock and references to our stockholders include holders of our common stock and any class or series of our preferred stock, in each case unless otherwise expressly stated or the context otherwise requires.

If our pending acquisition of Buffet/Ryan’s restaurant properties does not close, we will have broad discretion in the use of the net proceeds we receive from this offering.

We intend to use the net proceeds from this offering to fund a portion of the purchase price of our acquisition of the Buffets/Ryan’s properties which is expected to close in late October or early November and as described above under “Prospectus Supplement Summary—Recent Developments—Pending Acquisition of Approximately $350 Million of Buffets/Ryan’s Restaurant Properties.” This transaction is subject to a number of conditions, and if it does not close, we cannot specify with certainty the particular uses of the net proceeds we will receive from this offering, and our management will have broad discretion in the application of the net proceeds. Accordingly, you will have to rely upon the judgment of our management with respect to the use of the net proceeds. In such circumstances, our management may spend a portion or all of the net proceeds we receive from this offering to pay for other property acquisitions. However, in advance of any such other acquisitions, management will likely invest the net proceeds in short-term government securities and/or a short-term money market fund. The failure by our management to apply these net proceeds effectively could negatively effect our results of operations. Upon completion of this offering, we estimate that we will have approximately $87.1 million of cash and cash equivalents, plus the net proceeds we receive from this offering (see “Use of Proceeds”), for which we will not have identified a specific use if the Buffets/Ryan’s transaction were not to close.

Our business operations may not generate the cash needed to make distributions on our capital stock or to service our indebtedness.

Our ability to make distributions on our common stock and preferred stock and payments on our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to make distributions on our common stock and preferred stock, to pay our indebtedness or to fund our other liquidity needs.

We are subject to risks associated with debt financing.

We intend to incur additional indebtedness in the future, including additional borrowings under our $300 million acquisition credit facility.

At October 16, 2006, we had no borrowings outstanding under our $300 million acquisition credit facility and a total of $920 million aggregate principal amount of outstanding unsecured senior debt securities. To the extent that new indebtedness is added to our current debt levels, the related risks that we now face would increase. As a result, we are and will be subject to risks associated with debt financing, including the risk that our cash flow could be insufficient to meet required payments on our debt. We also face variable interest rate risk as the interest rate on our $300 million credit facility is variable and could therefore increase over time. We also face the risk that we may be unable to refinance or repay our debt as it comes due. In addition, our $300 million credit facility contains financial covenants that could limit the amount of distributions payable by us on our common stock and preferred stock in the event of a deterioration in our results of operations or financial condition, and our $300 million credit facility provides that, in the event of a failure to pay principal of or interest on borrowings thereunder when due (subject to any applicable grace period), we and our subsidiaries may not pay any dividends on our capital stock, including our outstanding common and preferred stock. If this were to occur, it would likely have a material adverse effect on the market price of our outstanding common and preferred stock and on the value of our debt securities.

Our indebtedness could also have other important consequences to holders of our common stock, including:

•       increasing our vulnerability to general adverse economic and industry conditions;

•       limiting our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

•       requiring the use of a substantial portion of our cash flow from operations for the payment of principal of, and interest on, our indebtedness, thereby reducing our ability to use our cash flow to fund working capital, capital expenditures and general corporate requirements;

•       limiting our flexibility in planning for, or reacting to, changes in our business and our industry; and

•       putting us at a disadvantage compared to our competitors with less indebtedness.

The market value of our common stock could be substantially affected by various factors.

The market value of our common stock will depend on many factors, which may change from time to time, including:

•       prevailing interest rates, increases in which may have an adverse effect on the market value of our common stock;

•       the market for similar securities issued by other REITs;

•       general economic and financial market conditions;

•       the financial condition, performance and prospects of us and our competitors;

•       changes in financial estimates or recommendations by securities analysts with respect to us, our competitors or our industry;

•       changes in our credit ratings; and

•       actual or anticipated variations in quarterly operating results.

As a result of these and other factors, investors who purchase our common stock in this offering may experience a decrease, which could be substantial, in the market value of our common stock, including decreases unrelated to our operating performance or prospects.

Matters pertaining to certain properties and tenants.

Twenty-two of our properties were available for lease or sale at June 30, 2006, of which all but one were single-tenant properties. At June 30, 2006, 17 of our properties under lease were unoccupied and available for sublease by the tenants, all of which were current with their rent and other obligations.

For the quarter ended June 30, 2006, our tenants in the convenience store and child care industries accounted for approximately 17.2% and 11.1%, respectively, of our rental revenue. In addition, after giving effect to our recent acquisition of certain Pizza Hut properties as described under “Prospectus Supplement Summary—Recent Developments—Acquisition of 94 Pizza Hut Properties for $65.5 Million” and assuming that the pending acquisition of certain Buffets/Ryan’s properties described under “Prospectus Supplement Summary—Recent Developments—Pending Acquisition of Approximately $350 Million of Buffets/Ryan’s Restaurant Properties” is consummated as planned, we anticipate that tenants in the restaurant industry will account for more than 10% of our rental revenue. A downturn in any of these industries, whether nationwide or limited to specific sectors of the United States, could adversely affect tenants in these industries, which in turn could have a material adverse effect on our financial position, results of operations and our ability to pay the principal of and interest on our debt securities and other indebtedness and to make distributions on our common stock and preferred stock. Individually, each of the other industries in our property portfolio accounted for less than 10% of our rental revenue for the quarter ended June 30, 2006.

In addition, a substantial number of our properties are leased to middle-market retail chains that generally have more limited financial and other resources than certain upper-market retail chains, and therefore they are more likely to be adversely affected by a downturn in their respective businesses or in the regional or national economy.

Increases in market interest rates may adversely affect the price of our common stock.

One of the factors that influences the price of our common stock in public trading markets is the annual yield from distributions on our common stock as compared to yields on other financial instruments. Thus, an increase in market interest rates will result in higher yields on other financial instruments, which could adversely affect the market price of our common stock.

Our charter contains restrictions upon ownership of our common stock.

Our charter contains restrictions on ownership and transfer of our common stock intended to assist us in maintaining our status as a REIT for federal and/or state income tax purposes. For example, our charter restricts any person from acquiring actual or constructive ownership of more than 9.8% (in value or number of shares, whichever is more restrictive) of our outstanding common stock. See “Restrictions on Ownership and Transfers of Stock” in the accompanying prospectus. These restrictions could have anti-takeover effects and could reduce the possibility that a third party will attempt to acquire control of Realty Income, which could adversely affect the market price of our common stock.

We could issue preferred stock without stockholder approval.

Our charter authorizes our board of directors to issue up to 20,000,000 shares of preferred stock, including convertible preferred stock, without stockholder approval. The board of directors may establish the preferences, rights and other terms of any preferred stock we may issue, including the right to vote and the right to convert into common stock any shares issued. The issuance of preferred stock could delay or prevent a tender offer or a change of control even if a tender offer or a change of control were in our stockholders’ interests, which could adversely affect the market price of our common stock. As of October 16, 2006, we had 5,100,000 shares of Class D preferred stock outstanding. See “General Description of Preferred Stock” in the accompanying prospectus.

USE OF PROCEEDS

We estimate the net proceeds from the sale of common stock offered by this prospectus supplement will be approximately $150.7 million, or approximately $173.3 million if the underwriters’ overallotment option is exercised in full, in each case after deducting the underwriting discount but before estimated expenses payable by us.

We intend to use the net proceeds from this offering of common stock to fund a portion of the purchase price of the Buffets/Ryan’s properties we intend to purchase as described above under “Prospectus Supplement Summary—Recent Developments—Pending Acquisition of Approximately $350 Million of Buffets/Ryan’s Restaurant Properties.” We intend to finance the remaining portion of the purchase price of the Buffets/Ryan’s acquisition with borrowings under our $300 million acquisition credit facility or the proceeds from additional public offerings of securities (including possible issuances of common stock, preferred stock or unsecured notes). Realty Income is acquiring these Buffets/Ryan’s properties subsequent to a previously announced merger agreement between Buffets, Inc. and Ryan’s Restaurant Group. Although this acquisition is expected to be completed in late October or early November 2006, it is subject to a number of conditions, including the closing of the Buffets/Ryan’s merger.

Pending application of the net proceeds for the purposes described above, we intend to temporarily invest the net proceeds in short-term government securities and/or a short-term money market fund.

PRICE RANGE OF COMMON STOCK AND DISTRIBUTION HISTORY

On October 17, 2006, the last reported sales price per share of our common stock on the NYSE was $26.40. The table below sets forth for the periods indicated the high and low sales prices per share of our common stock, as reported by the NYSE, and distributions declared per share of our common stock.

	Price Per Share of Common Stock		Distributions Declared
	High	Low	Per Share(1)
2004
First Quarter	$22.48	$19.70	$0.300625
Second Quarter	22.33	17.69	0.302500
Third Quarter	22.70	19.71	0.319375
Fourth Quarter	26.08	22.48	0.328750
2005
First Quarter	25.61	22.00	0.330625
Second Quarter	25.69	22.50	0.332500
Third Quarter	25.65	22.00	0.341875
Fourth Quarter	23.97	21.08	0.347500
2006
First Quarter	24.93	21.57	0.349375
Second Quarter	24.06	21.25	0.351250
Third Quarter	25.10	21.65	0.368625
Fourth Quarter, through October 17	26.69	24.40	0.125875 (2)

                          (1)  Common stock cash distributions currently are declared monthly by us, based on financial results for the prior months.

                          (2)  Our board of directors has authorized and we have declared a monthly distribution of $0.125875 per share of common stock, payable November 15, 2006 to stockholders of record as of the close of business on November 1, 2006, which is reflected in this distributions declared per share amount. Purchasers of shares of common stock in this offering will be entitled to receive the November 15, 2006 distribution, provided they are stockholders of record as of the close of business on November 1, 2006.

Future distributions will be at the discretion of our board of directors and will depend on, among other things, our results of operations, funds from operations, cash flow from operations, financial condition and capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended, our debt service requirements and any other factors our board of directors deems relevant. In addition, our $300 million acquisition credit facility contains financial covenants that could limit the amount of distributions payable by us on our common stock and preferred stock in the event of a deterioration in our results of operations or financial condition, and our $300 million credit facility provides that, in the event of a failure to pay principal of or interest on borrowings thereunder when due (subject to any applicable grace period), we and our subsidiaries may not pay any dividends on our capital stock, including our outstanding common stock and preferred stock. Accordingly, although we expect to continue our policy of paying monthly distributions on our common stock, we cannot guarantee that we will maintain the current level of distributions, that we will continue our pattern of increasing distributions per share, or what the actual distribution yield will be for any future period.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
FOR HOLDERS OF OUR COMMON STOCK

The following is a general summary of the material United States federal income tax consequences to you of purchasing, owning and disposing of our common stock. This summary is a supplement to, and should be read in connection with, the accompanying prospectus (including the discussion in such prospectus under the heading “United States Federal Income Tax Considerations Related to Our REIT Election”). This summary is for general information only and is not tax advice.

The information in this summary is based on:

•       the Internal Revenue Code of 1986, as amended (the “Code”);

•       current, temporary and proposed United States Treasury regulations (“Treasury Regulations”) promulgated under the Code;

•       the legislative history of the Code;

•       current administrative interpretations and practices of the Internal Revenue Service (“IRS”); and

•       court decisions;

in each case, as of the date of this prospectus supplement. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations described in this prospectus supplement. Any such change could apply retroactively to transactions preceding the date of the change. We have not requested, and do not plan to request, any rulings from the IRS concerning our tax treatment, and the statements in this prospectus supplement are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this summary will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary does not discuss any state, local or foreign tax considerations.

You are urged to consult your tax advisors regarding the tax consequences to you of:

•      the acquisition, ownership and sale or other disposition of the common stock offered under this prospectus supplement, including the federal, state, local, foreign and other tax consequences;

•      our election to be taxed as a REIT for United States federal income tax purposes; and

•      potential changes in the tax laws.

The following summary describes the principal United States federal income tax consequences to you of purchasing, owning and disposing of our common stock. This summary deals only with common stock held as a “capital asset” (generally, property held for investment within the meaning of Section 1221 of the Code). It does not address all the tax consequences that may be relevant to you in light of your particular circumstances. In addition, this discussion does not consider all of the rules which may affect the United States federal income tax treatment of your investment in our common stock in light of your particular circumstances. For example, special rules not discussed here may apply to:

•       financial institutions, banks and thrifts;

•       insurance companies;

•       tax-exempt organizations;

•       “S” corporations;

•       traders in securities that elect to mark to market;

•       persons holding the common stock through a partnership or other pass-through entity;

•       stockholders subject to the alternative minimum tax;

•       regulated investment companies and real estate investment trusts;

•       broker-dealers or dealers in securities or currencies;

•       United States expatriates;

•       persons holding our common stock as a hedge against currency risks, as part of a “conversion” or “integrated transaction,” or as a position in a straddle; and

•       U.S. stockholders (as defined below) whose functional currency is not the United States dollar.

If you are considering purchasing our common stock, you should consult your tax advisors concerning the application of United States federal income tax laws to your particular situation as well as any consequences of the purchase, ownership and disposition of our common stock arising under the laws of any state, local or foreign taxing jurisdiction.

When we use the term “U.S. stockholder,” we mean a holder of shares of our common stock that, for United States federal income tax purposes:

•       is a citizen or resident of the United States;

•       is a corporation, partnership, limited liability company or other entity treated as a corporation or partnership for United States federal income tax purposes created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia unless, in the case of a partnership, limited liability company, or other entity treated as a partnership for United States federal income tax purposes, Treasury Regulations provide otherwise;

•       is an estate the income of which is subject to United States federal income taxation regardless of its source; or

•       is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in the Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall also be considered U.S. stockholders.

If you hold shares of our common stock and are not a U.S. stockholder, you are a “non-U.S. stockholder.”

Taxation of Taxable U.S. Stockholders Generally

Distributions Generally.   Distributions out of our current or accumulated earnings and profits will be treated as dividends and, other than with respect to capital gain dividends and certain amounts which have previously been subject to corporate level tax discussed below, will be taxable to our taxable U.S. stockholders as ordinary income. See “—Tax Rates” below. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations. For purposes of determining whether distributions to holders of common stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred stock and then to our outstanding common stock.

To the extent that we make distributions on our common stock in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to a U.S. stockholder. This treatment will reduce the adjusted tax basis which the U.S. stockholder has in its shares of common stock by the amount of the distribution, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. stockholder’s adjusted tax basis in its shares will be taxable as capital gain. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and which are payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. U.S. stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Dividends.   Dividends that we properly designate as capital gain dividends will be taxable to our taxable U.S. stockholders as a gain from the sale or disposition of a capital asset, to the extent that such gain does not exceed our actual net capital gain for the taxable year. These gains may be taxable to non-corporate U.S. stockholders at a 15% or 25% rate. U.S. stockholders that are corporations may, however, be required to treat up to 20% of some capital gain dividends as ordinary income. If, for any taxable year, we designate as a “capital gain dividend,” as defined in Section 857 of the Code, any portion (the “Capital Gains Amount”) of the dividends, as determined for United States federal income tax purposes, paid or made available for that year to holders of all classes of our stock, then, except as otherwise required by applicable law, the portion of the Capital Gains Amount that shall be allocable to the holders of the common stock will be in proportion to the amount that the total dividends, as determined for United States federal income tax purposes, paid or made available to holders of common stock for the year bear to the total dividends paid or made available for that year to holders of all classes of our stock. In addition, except as otherwise required by applicable law, we will make a similar allocation with respect to any undistributed long-term capital gains which are to be included in our stockholders’ long-term capital gains, based on the allocation of the Capital Gains Amount which would have resulted if those undistributed long-term capital gains had been distributed as “capital gain dividends” by us to our stockholders.

Passive Activity Losses and Investment Interest Limitations.   Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any “passive losses” against this income or gain. A U.S. stockholder may elect to treat capital gain dividends, capital gains from the disposition of stock and qualified dividend income as investment income for purposes of computing the investment interest limitation, but in such case, the stockholder will be taxed at ordinary income rates on such amount. Other distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Retention of Net Capital Gains.   We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on our retained net capital gains. In addition, to the extent we so elect, a U.S. stockholder generally would:

•       include its pro rata share of our undistributed net capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;

•       be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder’s long-term capital gains;

•       receive a credit or refund for the amount of tax deemed paid by it;

•       increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•       in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS.

Dispositions of Our Common Stock.   If a U.S. stockholder sells or disposes of shares of common stock to a person other than us, it will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted basis in the shares for tax purposes. This gain or loss will be long-term capital gain or loss if the holder has held the common stock for more than one year. However, if a U.S. stockholder recognizes loss upon the sale or other disposition of common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. stockholder received distributions from us which were required to be treated as long-term capital gains.

Tax Rates

The maximum tax rate for non-corporate taxpayers for (1) capital gains, including certain “capital gain dividends,” has generally been reduced to 15% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (2) ”qualified dividend income” has generally been reduced to 15%. In general, dividends payable by REITs are not eligible for the reduced tax rate on corporate dividends, except to the extent that certain holding requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as its taxable REIT subsidiaries) or to income that was subject to tax at the corporate/REIT level (for example, if it distributed taxable income that it retained and paid tax on in the prior taxable year). In addition, as described in “—Taxation of Taxable U.S. Stockholders Generally—Capital Gain Dividends” above, dividends properly designated by the REIT as “capital gain dividends” may be taxable to non-corporate U.S. stockholders at a 15% or 25% rate. The currently applicable provisions of the United States federal income tax laws relating to the 15% tax rate are currently scheduled to “sunset” or revert to the provisions of prior law effective for taxable years beginning after December 31, 2010, at which time the capital gains tax rate will be increased to 20% and the rate applicable to dividends will be increased to the tax rate then applicable to ordinary income.

Backup Withholding

We report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder’s United States federal income tax liability.

Taxation of Tax Exempt Stockholders

Dividend income from us and gain arising upon a sale of shares generally will not be unrelated business taxable income to a tax-exempt stockholder, except as described below. This income or gain will be unrelated business taxable income, however, if a tax-exempt stockholder holds its shares as “debt-financed property” within the meaning of the Code or if the shares are used in a trade or business of the tax-exempt stockholder. Generally, debt-financed property is property the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from United States federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as unrelated business taxable income as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement described in the accompanying prospectus under the heading “United States Federal Income Tax Considerations Related to Our REIT Election,” without relying on the “look-through” exception with respect to certain trusts or if such REIT is not “predominantly held” by “qualified trusts.” As a result of limitations on the transfer and ownership of stock contained in our charter, we do not expect to be classified as a “pension-held REIT,” and as a result, the tax treatment described in this paragraph should be inapplicable to our stockholders. However, because our stock is publicly traded, we cannot guarantee that this will always be the case.

Taxation of Non-U.S. Stockholders

The preceding discussion does not address the rules governing United States federal income taxation of the ownership and disposition of our common stock by persons that are non-U.S. stockholders. In general, non-U.S. stockholders may be subject to special tax withholding requirements on distributions from us and with respect to their sale or other disposition of our common stock, except to the extent reduced or eliminated by an income tax treaty between the United States and the non-U.S. stockholder’s country of residence. A non-U.S. stockholder that is a stockholder of record and is eligible for reduction or elimination of withholding must file an appropriate form with us in order to claim such treatment. Non-U.S. stockholders should consult their own tax advisors concerning the United States federal income tax consequences to them of an acquisition of shares of our common stock, including the United States federal income tax treatment of dispositions of interests in and the receipt of distributions from us.

Other Tax Consequences

State, local and foreign income tax laws may differ substantially from the corresponding United States federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or foreign jurisdiction. You should consult your tax advisors regarding the effect of state and local tax laws with respect to our tax treatment as a REIT and on an investment in our common stock.

UNDERWRITING

Subject to the terms and conditions contained in a purchase agreement between us and each of the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as sole book-running manager, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase from us, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,842,500
A.G. Edwards & Sons, Inc.	742,500
Raymond James & Associates, Inc.	742,500
Wachovia Capital Markets, LLC	742,500
Robert W. Baird & Co. Incorporated	275,000
Banc of America Securities LLC	275,000
Credit Suisse Securities (USA) LLC	275,000
J.P. Morgan Securities Inc.	275,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	165,000
Stifel, Nicolaus & Company, Incorporated	165,000
BMO Capital Markets Corp.	50,000
Crowell, Weedon & Co.	50,000
Davenport & Company LLC	50,000
D.A. Davidson & Co.	50,000
J.J.B. Hilliard, W.L. Lyons, Inc.	50,000
Ladenburg Thalmann & Co. Inc.	50,000
Legend Merchant Group, Inc.	50,000
Morgan Keegan & Company, Inc.	50,000
Oppenheimer & Co. Inc.	50,000
Wedbush Morgan Securities Inc.	50,000
Total	6,000,000

The purchase agreement provides that the obligations of the several underwriters to purchase the shares offered hereby are subject to certain conditions and that the underwriters will purchase all of the shares offered by this prospectus supplement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers’ certificates. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Commissions and Discounts

The representatives of the underwriters have advised us that the underwriters propose initially to offer the shares to the public at the public offering price listed on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $.75 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to Realty Income Corporation. This information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$26.40	$158,400,000	$182,160,000
Underwriting discount	$1.28	$7,680,000	$8,832,000
Proceeds, before expenses, to Realty Income Corporation	$25.12	$150,720,000	$173,328,000

The expenses of this offering, not including the underwriting discount, are estimated at $200,000 and are payable by Realty Income. The underwriters have agreed to reimburse Realty Income for some expenses associated with this offering.

Overallotment Option

We have granted an option to the underwriters to purchase up to 900,000 additional shares at the initial public offering price less the underwriting discount and less any dividends or distributions declared or paid by us on the shares initially purchased by the underwriters but not on the shares to be purchased upon exercise of the overallotment option. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the purchase agreement, to purchase approximately the same percentage of those additional shares that the number of shares of common stock to be purchased by that underwriter as shown in the above table represents as a percentage of the total number of shares shown in that table.

No Sales of Similar Securities

We have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we have agreed not to directly or indirectly:

•       offer, pledge, sell or contract to sell any common stock;

•       sell any option or contract to purchase any common stock;

•       purchase any option or contract to sell any common stock;

•       grant any option, right or warrant to purchase any common stock;

•       otherwise transfer or dispose of any common stock; or

•       enter into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of any common stock,

whether any such swap, agreement or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in its sole discretion and at any time or from time to time, without notice, release all or any of the shares or other securities subject to this lock-up provision.

Our lock-up agreement contains an exception that permits us to issue shares of common stock in connection with acquisitions and in connection with joint ventures and similar arrangements, so long as the recipients of those shares agree not to sell or transfer those shares for 90 days after the date of this prospectus supplement. Our lock-up agreement also contains exceptions that permit us to issue shares of common stock to the underwriters in this offering, to issue shares of common stock upon the exercise of outstanding options, to issue shares and options pursuant to employee benefit plans and to issue shares of common stock pursuant to non-employee director stock plans.

New York Stock Exchange Listing

Our common stock is listed on the New York Stock Exchange under the symbol “O.”

Price Stabilization and Short Positions

Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit the underwriters and selling group members from bidding for or purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus supplement, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

Neither we, nor any of the underwriters, makes any representation or prediction as to the direction or the magnitude of any effect that the transactions described above, if commenced, may have on the price of our common stock. In addition, neither we, nor any of the underwriters, makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus supplement and prospectus in electronic format will be made available on the website maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the electronic prospectus supplement and prospectus, the information on the website is not part of this prospectus supplement or the accompanying prospectus. Merrill Lynch, Pierce, Fenner & Smith Incorporated may agree to allocate a number of shares for sale to their online brokerage account holders.

Other Relationships

The underwriters and/or their affiliates have provided and in the future may continue to provide investment banking, commercial banking and/or other financial services, including the provision of credit facilities, to us in the ordinary course of business for which they have received and may in the future receive compensation. In particular, affiliates of some of the underwriters participating in this offering are lenders under our $300 million credit facility.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Venable LLP, Baltimore, Maryland. Certain legal matters relating to this offering will be passed upon for us by Latham & Watkins LLP, Costa Mesa, California. Sidley Austin LLP, San Francisco, California will act as counsel for the underwriters. William J. Cernius, a partner of Latham & Watkins LLP, beneficially owns 8,611 shares of our common stock. Eric S. Haueter, a partner of Sidley Austin LLP, beneficially owns approximately 7,132 shares of our common stock and $10,000 aggregate principal amount of our 8 1/4% Monthly Income Senior Notes due 2008. Paul C. Pringle, a partner of Sidley Austin LLP, beneficially owns approximately 51,275 shares of our common stock.

EXPERTS

The consolidated financial statements and schedule of Realty Income Corporation and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, have been incorporated by reference in the accompanying prospectus in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference therein, and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

As described in the accompanying prospectus under the caption “Incorporation by Reference,” we have incorporated by reference in the accompanying prospectus specified documents that we have filed or may file with the SEC under the Securities Exchange Act of 1934. However, no document or information that we have “furnished” or may in the future “furnish” with the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus supplement or the accompanying prospectus.

PROSPECTUS

REALTY INCOME CORPORATION

Debt Securities, Preferred Stock and Common Stock

Realty Income Corporation, a Maryland corporation, may from time to time offer in one or more series (1) our debt securities, (2) shares of our preferred stock, $1.00 par value per share, or (3) shares of our common stock, $1.00 par value per share, on terms to be determined at the time of the offering. Our debt securities, our preferred stock and our common stock (collectively referred to as our securities), may be offered, separately or together, in separate series, in amounts, at prices and on terms that will be set forth in one or more prospectus supplements to this prospectus or other offering materials.

The specific terms of the securities with respect to which this prospectus is being delivered will be set forth in the applicable prospectus supplement or other offering materials and will include, where applicable:

•  in the case of our debt securities, the specific title, aggregate principal amount, currency, form (which may be registered, bearer, certificated or global), authorized denominations, maturity, rate (or manner of calculating the rate) and time of payment of interest, terms for redemption at our option or repayment at the holder’s option, terms for sinking fund payments, terms for conversion into shares of our preferred stock or common stock, covenants and any initial public offering price;

•  in the case of our preferred stock, the specific designation, preferences, conversion and other rights, voting powers, restrictions, limitations as to transferability, dividends and other distributions and terms and conditions of redemption and any initial public offering price; and

•  in the case of our common stock, any initial public offering price.

In addition, the specific terms may include limitations on actual, beneficial or constructive ownership and restrictions on transfer of the securities, in each case as may be appropriate to preserve our status as a real estate investment trust, or REIT, for federal income tax purposes. The applicable prospectus supplement or other offering materials will also contain information, where applicable, about United States federal income tax considerations, and any exchange listing of the securities covered by the prospectus supplement or other offering materials, as the case may be.

Investing in our securities involves risks. See “Risk Factors” in our most recent Annual Report on Form 10-K, and any subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference in this prospectus.

Our common stock is traded on the New York Stock Exchange under the symbol “O.” On April 10, 2006, the last reported sale price of the common stock was $22.49 per share.

Our securities may be offered directly, through agents designated from time to time by us, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of our securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth in the applicable prospectus supplement or other offering materials.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 12, 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the SEC as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act, utilizing a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement or other offering materials that will contain specific information about the terms of that offering. The prospectus supplement or other offering materials may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement or other offering materials together with additional information described under the heading “Where You Can Find More Information.”

As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. For further information, we refer you to the registration statement, including its exhibits and schedules. Statements contained in this prospectus about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. For each of these contracts, agreements or documents filed as an exhibit to the registration statement, we refer you to the actual exhibit for a more complete description of the matters involved. You should rely only on the information contained or incorporated by reference in this prospectus and in any supplement to this prospectus or, if applicable, any other offering materials we may provide you. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus, the accompanying prospectus supplement or any other offering materials is accurate only as of the date on their respective covers, and you should assume that the information appearing in any document incorporated or deemed to be incorporated by reference in this prospectus or any accompanying prospectus supplement is accurate only as of the date that document was filed with the SEC. Our business, financial condition, results of operations and prospects may have changed since those dates.

All references to “Realty Income,” “our,” “us” and “we” in this prospectus mean Realty Income Corporation and its wholly-owned subsidiaries and other entities controlled by Realty Income Corporation except where it is clear from the context that the term means only the issuer, Realty Income Corporation.

THE COMPANY

Realty Income Corporation, The Monthly Dividend Company®, is a Maryland corporation organized to operate as an equity real estate investment trust, commonly referred to as a REIT. Our primary business objective is to generate dependable monthly cash distributions from a consistent and predictable level of funds from operations, or FFO, per share. The monthly distributions are supported by the cash flow from our portfolio of retail properties leased to regional and national retail chains. We are a fully integrated, self-administered real estate company with in-house acquisition, leasing, legal, retail research, real estate research, portfolio management and capital markets expertise. Over the past 37 years, Realty Income and its predecessors have been acquiring and owning freestanding retail properties that generate rental revenue under long-term lease agreements (primarily 15- to 20-years).

In addition, we seek to increase distributions to stockholders and FFO per share through both active portfolio management and the acquisition of additional properties. Our portfolio management focus includes:

•  Contractual rent increases on existing leases;

•  Rent increases at the termination of existing leases when market conditions permit; and

•  The active management of our property portfolio, including re-leasing of vacant properties and selective sales of properties.

Our acquisition of additional properties adheres to a focused strategy of primarily acquiring properties that are:

•  Freestanding, single-tenant, retail locations;

•  Leased to regional and national retail chains; and

•  Leased under long-term, net-lease agreements.

As of December 31, 2005, we owned a diversified portfolio:

•  Of 1,646 retail properties;

•  With an occupancy rate of 98.5%, or 1,621 properties occupied of the 1,646 properties in the portfolio;

•  Leased to 101 different retail chains doing business in 29 separate retail industries;

•  Located in 48 states;

•  With over 13.4 million square feet of leasable space; and

•  With an average leasable retail space of 8,200 square feet.

Of the 1,646 properties in the portfolio at December 31, 2005, 1,641, or 99.7% were single-tenant, retail properties and the remaining five were multi-tenant, distribution and office properties. At December 31, 2005, 1,617, or 98.5%, of the 1,641 single-tenant properties were leased with a weighted average remaining lease term (excluding extension options) of approximately 12.4 years.

In addition, at December 31, 2005, our wholly-owned taxable REIT subsidiary, Crest Net Lease, Inc., owned 17 properties with a total investment of $45.7 million, which were classified as held for sale. Crest Net was created to buy, own and sell properties, primarily to individual investors, many of whom are involved in tax-deferred exchanges under Section 1031 of the Internal Revenue Code of 1986, as amended, or the Code.

We typically acquire retail store properties under long-term leases with retail chain store operators. These transactions generally provide capital to owners of retail real estate and retail chains for expansion or other corporate purposes. Our acquisition and investment activities are concentrated in well-defined target markets and generally focus on retailers providing goods and services that satisfy basic consumer needs.

Our net-lease agreements generally:

•  Are for initial terms of 15 to 20 years;

•  Require the tenant to pay minimum monthly rents and property operating expenses (taxes, insurance and maintenance); and

•  Provide for future rent increases (typically subject to ceilings) based on increases in the consumer price index, fixed increases, or, to a lesser degree, additional rent calculated as a percentage of the tenants’ gross sales above a specified level.

Our principal executive offices are located at 220 West Crest Street, Escondido, California 92025 and our telephone number is (760) 741-2111.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain, and any related prospectus supplements, other offering materials and documents deemed to be incorporated by reference herein or therein may contain, forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. When used in this prospectus, the words “estimated”, “anticipated”, “believes”, “intends” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to risks, uncertainties, and assumptions about Realty Income Corporation, including, among other things:

•  Our anticipated growth strategies;

•  Our intention to acquire additional properties and the timing of these acquisitions;

•  Our intention to sell properties and the timing of these property sales;

•  Our intention to re-lease vacant properties;

•  Anticipated trends in our business, including trends in the market for long-term net-leases of freestanding, single-tenant retail properties;

•  Future expenditures for development projects; and

•  Profitability of our subsidiary, Crest Net Lease, Inc.

Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements. In particular, some of the factors that could cause actual results to differ materially are:

•  Our continued qualification as a real estate investment trust;

•  General business and economic conditions;

•  Competition;

•  Fluctuating interest rates;

•  Access to debt and equity capital markets;

•  Other risks inherent in the real estate business including tenant defaults, potential liability relating to environmental matters, illiquidity of real estate investments and potential damages from natural disasters;

•  Impairments in the value of our real estate assets;

•  Changes in the tax laws of the United States of America;

•  The outcome of any legal proceeding to which we are a party; and

•  Acts of terrorism and war.

Additional factors that may cause risks and uncertainties include those discussed in the sections entitled “Business”, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and may also include risk factors and other information discussed in other documents that are incorporated or deemed to be incorporated by reference in this prospectus.

Readers are cautioned not to place undue reliance on forward-looking statements contained or incorporated by reference in this prospectus, which speak only as of the date of this prospectus or the date of the incorporated document, as the case may be. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. In light of these risks and uncertainties, the forward-looking events discussed in this prospectus might not occur.

USE OF PROCEEDS

Unless otherwise described in the applicable prospectus supplement or other offering materials, we intend to use the net proceeds from the sale of our securities for general corporate purposes, which may include, among other things, the repayment of indebtedness, the development and acquisition of additional properties and other acquisition transactions, and the expansion and improvement of certain properties in our portfolio.

RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth the ratios of earnings to fixed charges and the ratios of earnings to combined fixed charges and preferred stock dividends for the periods shown. The ratios of earnings to fixed charges were computed by dividing our earnings by our fixed charges. For this purpose, earnings consist of net income before interest expense. Fixed charges consist of interest costs (including capitalized interest) and the amortization of debt issuance costs. In computing the ratios of earnings to combined fixed charges and preferred stock dividends, preferred stock dividends consist of dividends on our 9.375% Class B cumulative redeemable preferred stock, 9.50% Class C cumulative redeemable preferred stock and our outstanding 7.375% Monthly Income Class D cumulative redeemable preferred stock, as applicable. We redeemed our Class B preferred stock on June 6, 2004 and our Class C preferred stock on July 30, 2004. On May 27, 2004 and October 19, 2004 we issued 4,000,000 shares and 1,100,000 shares, respectively, of our Class D Preferred Stock.

	Year Ended December 31
	2005	2004	2003	2002	2001
Ratio of Earnings to Fixed Charges	3.2x	3.9x	4.1x	4.3x	3.5x
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.6x	3.1x	3.0x	3.0x	2.6x

DESCRIPTION OF DEBT SECURITIES

General

This prospectus describes certain general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a prospectus supplement, a pricing supplement or other offering materials. We will also indicate in the supplement or other offering materials whether the general terms and provisions described in this prospectus apply to a particular series of debt securities. Our debt securities will be our direct obligations and they may be secured or unsecured, senior or subordinated indebtedness. We may issue our debt securities under one or more indentures and each indenture will be dated on or before the issuance of the debt securities to which it relates. Additionally, each indenture must be in the form filed as an exhibit to the Registration Statement containing this prospectus or in a form incorporated by reference to this prospectus in a post-effective amendment to the Registration Statement or a Form 8-K. The form of indenture is subject to any amendments or supplements that may be adopted from time to time. We will enter into each indenture with a trustee and the trustee for each indenture may be the same. Each indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended. Because this description of debt securities is a summary, it does not contain all the information that may be important to you. You should read all provisions of the applicable indenture and our debt securities to assure that you have all the important information you need to make any required decisions. All capitalized terms used, but not defined, in this section shall have the meanings set forth in the applicable indenture.

Terms

The particular terms of any series of our debt securities will be described in a prospectus supplement or other offering materials. Additionally, any applicable modifications of or additions to the general terms of our debt securities, described in this prospectus and in the applicable indenture, will also be described in a prospectus supplement or other offering materials. Accordingly, for a description of the terms of any series of our debt securities, you must refer to both the prospectus supplement or other offering materials, if any, relating to those debt securities and the description of the debt securities set forth in this prospectus. If any particular terms of our debt securities, described in a prospectus supplement or other offering materials, differ from any of the terms described in this prospectus, then those terms as set forth in the relevant prospectus supplement or other offering materials will control.

Except as set forth in any prospectus supplement or other offering materials, our debt securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time by our board of directors, a committee of the board of directors or as set forth in the applicable indenture or one or more supplements to the indenture. All of our debt securities of one series need not be issued at the same time, and unless otherwise provided, a series may be reopened for issuance of additional debt securities without the consent of the holders of the debt securities of that series.

Each indenture will provide that we may, but need not, designate more than one trustee for the indenture, each with respect to one or more series of our debt securities. Any trustee under an indenture may resign or be removed with respect to one or more series of our debt securities, and a successor trustee may be appointed to act with respect to that series. If two or more persons are acting as trustee to different series of our debt securities, each trustee shall be a trustee of a trust under the applicable indenture separate and apart from the trust administered by any other trustee and, except as otherwise indicated in this prospectus, any action taken by a trustee may be taken by that trustee with respect to, and only with respect to, the one or more series of debt securities for which it is trustee under the applicable indenture.

This summary sets forth certain general terms and provisions of our indentures and our debt securities. For a detailed description of a specific series of debt securities, you should consult the prospectus supplement or other offering materials for that series. The prospectus supplement or other offering materials will contain the following information, to the extent applicable:

(1)   the title of those debt securities;

(2)   the aggregate principal amount of those debt securities and any limit on the aggregate principal amount;

(3)   the price (expressed as a percentage of the principal amount of those debt securities) at which those debt securities will be issued and, if other than the principal amount of those debt securities, the portion of the principal amount payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of those debt securities that is convertible into common stock or preferred stock, or the method by which any convertible portion of those debt securities shall be determined;

(4)   if those debt securities are convertible, the terms on which they are convertible, including the initial conversion price or rate and conversion period and, in connection with the preservation of our status as a REIT, any applicable limitations on the ownership or transferability of the common stock or the preferred stock into which those debt securities are convertible;

(5)   the date or dates, or the method for determining the date or dates, on which the principal of those debt securities will be payable;

(6)   the rate or rates (which may be fixed or variable), or the method by which the rate or rates shall be determined, at which those debt securities will bear interest, if any;

(7)   the date or dates, or the method for determining the date or dates, from which any interest will accrue, the dates upon which that interest will be payable, the record dates for payment of that interest, or the method by which any of those dates shall be determined, the persons to whom that interest shall be payable, and the basis upon which that interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

(8)   the place or places where the principal of (and premium, if any) and interest, if any, on debt securities will be payable, where debt securities may be surrendered for conversion, registration of transfer or exchange and where notices or demands to or upon us relating to debt securities and the indenture may be served;

(9)   the period or periods, if any, within which, the price or prices at which, and the terms and conditions upon which those debt securities may be redeemed, as a whole or in part, at our option;

(10) our obligation, if any, to redeem, repay or purchase those debt securities pursuant to any sinking fund or analogous provision or at the option of a holder of those debt securities, and the period or periods within which, the price or prices at which, and the terms and conditions upon which, those debt securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to this obligation;

(11) if other than U.S. dollars, the currency or currencies in which those debt securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

(12) whether the amount of payments of principal of (and premium, if any) or interest, if any, on those debt securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which those amounts shall be determined;

(13) whether those debt securities will be issued in certificated and/or book-entry form, and, if in book-entry form, the identity of the depositary for those debt securities;

(14) whether those debt securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

(15) the applicability, if any, of the defeasance and covenant defeasance provisions described herein or set forth in the applicable indenture, or any modification of the indenture;

(16) any deletions from, modifications of or additions to the events of default or our covenants with respect to those debt securities;

(17) whether and under what circumstances we will pay any additional amounts on those debt securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem those debt securities in lieu of making this payment;

(18) the subordination provisions, if any, relating to those debt securities;

(19) the provisions, if any, relating to any security provided for those debt securities; and

(20) any other terms of those debt securities.

If the applicable prospectus supplement provides or other offering materials provide, we may issue the debt securities at a discount below their principal amount and provide for less than the entire principal amount of the debt securities to be payable upon declaration of acceleration of the maturity thereof (“Original Issue Discount Securities”). In those cases, any material U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable prospectus supplement or other offering materials.

Denominations, Interest, Registration and Transfer

Unless otherwise described in the applicable prospectus supplement or other offering materials, the debt securities of any series will be issuable in denominations of $1,000 and integral multiples of $1,000.

Unless otherwise described in the applicable prospectus supplement or other offering materials, we will pay the principal of (and premium, if any) and interest on any series of debt securities at the applicable trustee’s corporate trust office, the address of which will be set forth in the applicable prospectus supplement or other offering materials, provided however, that unless otherwise provided in the applicable prospectus supplement or other offering materials, we may make interest payments (1) by check mailed to the address of the person entitled to the payment as that address appears in the applicable register for those debt securities, or (2) by wire transfer of funds to the person at an account maintained within the United States.

Subject to certain limitations imposed on debt securities issued in book-entry form, the debt securities of any series will be exchangeable for any authorized denomination of other debt securities of the same series and of a like aggregate principal amount and tenor upon surrender of those debt securities at the office of any transfer agent we designate for that purpose. In addition, subject to certain limitations imposed on debt securities issued in book-entry form, the debt securities of any series may be surrendered for conversion or registration of transfer thereof at the office of any transfer agent we designate for that purpose. Every debt security surrendered for conversion, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer and the person requesting that transfer must provide evidence of title and identity satisfactory to us and the applicable transfer agent. No service charge will be made for any registration of transfer or exchange of any debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. We may at any time rescind the designation of any transfer agent appointed with respect to the debt securities of any series or approve a change in the location through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for that series. We may at any time designate additional transfer agents with respect to any series of debt securities.

Neither we nor any trustee shall be required to

•  issue, register the transfer of, or exchange debt securities of any series if that debt security may be among those selected for redemption during a period beginning at the opening of business 15 days before the mailing or first publication, as the case may be, of notice of redemption of those debt securities and ending at the close of business on

1.      the day of mailing of the relevant notice of redemption if the debt securities of that series are issuable only in registered form, or

2.      the day of the first publication of the relevant notice of redemption if the debt securities of that series are issuable in bearer form, or

3.      the day of mailing of the relevant notice of redemption if those debt securities are issuable in both bearer and registered form and there is no publication; or

•  register the transfer of or exchange any debt security in registered form, or portion thereof, so selected for redemption, in whole or in part, except the unredeemed portion of any debt security being redeemed in part; or

•  exchange any debt security in bearer form selected for redemption, except in exchange for a debt security of that series in registered form that is simultaneously surrendered for redemption; or

•  issue, register the transfer of, or exchange any debt security that has been surrendered for repayment at the holder’s option, except the portion, if any, of that debt security not to be repaid.

Merger, Consolidation or Sale of Assets

Each indenture will provide that we will not consolidate with, sell, lease or convey all or substantially all of our assets to, or merge with or into, any person unless

•  either we shall be the continuing entity, or the successor person (if not us) formed by or resulting from the consolidation or merger or which shall have received the transfer of the assets shall be a corporation organized and existing under the laws of the United States or any State thereof and shall expressly assume (1) our obligation to pay the principal of (and premium, if any) and interest on all the debt securities issued under the indenture and (2) the due and punctual performance and observance of all the covenants and conditions contained in the indenture and in the debt securities;

•  immediately after giving effect to the transaction and treating any indebtedness that becomes our obligation or the obligation of any Subsidiary as a result of the transaction as having been incurred, and treating any liens on any property or assets of ours or any Subsidiary that are incurred, created or assumed as a result of the transaction as having been created, incurred or assumed, by us or the Subsidiary at the time of the transaction, no event of default under the indenture, and no event that, after notice or the lapse of time, or both, would become an event of default, shall have occurred and be continuing; and

•  an officers’ certificate and legal opinion covering these conditions shall be delivered to the trustee.

Certain Covenants

Existence.   Except as permitted under the heading above, entitled “—Merger, Consolidation or Sale of Assets,” we will be required under each indenture to do or cause to be done all things necessary to preserve and keep in full force and effect our corporate existence, all material rights (by charter, bylaws and statute) and all material franchises; provided, however, that we shall not be required to preserve any right or franchise if our board of directors determines that the preservation thereof is no longer desirable in the conduct of our business.

Maintenance of Properties.   Each indenture will require us to cause all of our material properties used or useful in the conduct of our business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will require us to cause to be made all necessary repairs, renewals, replacements, betterments and improvements to those properties, as in our judgment may be necessary so that the business carried on in connection with those properties may be properly and advantageously conducted at all times; provided, however, that we and our Subsidiaries shall not be prevented from selling or otherwise disposing of these properties for value in the ordinary course of business.

Insurance.   Each indenture will require us and each of our Subsidiaries to keep in force upon all of our properties and operations policies of insurance carried with responsible companies in amounts and covering all risks as shall be customary in the industry in accordance with prevailing market conditions and availability.

Payment of Taxes and Other Claims.   Each indenture will require us to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (a) all taxes, assessments and governmental charges levied or imposed on us, our income, profits or property, or any Subsidiary, its income, profits or property and (b) all lawful claims for labor, materials and supplies that, if unpaid, might by law become a lien upon our property or the property of any Subsidiary; provided, however, that we shall not be required to pay or discharge or cause to be paid or discharged any tax, assessment, charge or claim the amount, applicability or validity of which we are contesting in good faith through appropriate proceedings.

Provisions of Financial Information.   Whether or not we are subject to Section 13 or 15(d) of the Exchange Act, we will be required by each indenture, within 15 days after each of the respective dates by which we would have been required to file annual reports, quarterly reports and other documents with the Commission if we were subject to those Sections of the Exchange Act to:

•  transmit by mail to all holders of debt securities issued under the indenture, as their names and addresses appear in the applicable register for those debt securities, without cost to the holders, copies of the annual reports, quarterly reports and other documents that we would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if we were subject to those Sections;

•  file with the applicable trustee copies of the annual reports, quarterly reports and other documents that we would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if we were subject to those Sections; and

•  supply promptly, upon written request and payment of the reasonable cost of duplication and delivery, copies of these documents to any prospective holder of the debt securities.

Except as may otherwise be provided in the prospectus supplement or other offering materials relating to any series of debt securities, the term “Subsidiary”, as used in the indenture means any other Person of which more than 50% of (a) the equity or other ownership interests or (b) the total voting power of shares of capital stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, trustees or general or managing partners thereof is at the time owned by us or one or more of our Subsidiaries or a combination thereof.

Additional Covenants.   If we make any additional covenants with respect to any series of debt securities, those covenants will be set forth in the prospectus supplement or other offering materials relating to those debt securities.

Events of Default, Notice and Waiver

Unless otherwise provided in the applicable indenture, each indenture will provide that the following events are “events of default” for any series of debt securities issued under it:

(1)   default for 30 days in the payment of any installment of interest on any debt security of that series;

(2)   default in the payment of the principal of (or premium, if any, on) any debt security of that series when due, whether at stated maturity or by declaration of acceleration, notice of redemption, notice of option to elect repayment or otherwise;

(3)   default in making any sinking fund payment as required for any debt security of that series;

(4)   default in the performance of any of our other covenants contained in the indenture (other than a covenant added to the indenture solely for the benefit of a series of debt securities issued thereunder other than that series), which continues for 60 days after we receive written notice from the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series;

(5)   default under any bond, debenture, note or other evidence of indebtedness for money borrowed by us or any of our Subsidiaries (including obligations under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles, but not including any indebtedness or obligations for which recourse is limited to property purchased) in an aggregate principal amount in excess of $25,000,000 or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any of our Subsidiaries (including such leases, but not including such indebtedness or obligations for which recourse is limited to property purchased) in an aggregate principal amount in excess of $25,000,000, whether the indebtedness exists at the date of the relevant indenture or shall thereafter be created, which default shall have resulted in the indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable or which default shall have resulted in the obligation being accelerated, without the acceleration having been rescinded or annulled;

(6)   certain events of bankruptcy, insolvency or reorganization with respect to us or any of our Significant Subsidiaries; or

(7)   any other Event of Default provided with respect to a particular series of debt securities.

The term “Significant Subsidiary” as used above has the meaning ascribed to the term in Rule 1-02 of Regulation S-X promulgated under the Securities Act, as the Regulation was in effect on January 1, 1996.

If an event of default under any indenture with respect to debt securities of any series at the time outstanding occurs and is continuing, then the applicable trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may declare the principal amount (or, if the debt securities of that series are Original Issue Discount Securities or Indexed Securities, that portion of the principal amount as may be specified in the terms thereof) of all the debt securities of that series to be due and payable immediately by written notice thereof to us (and to the applicable trustee if given by the holders). However, at any time after the declaration of acceleration with respect to debt securities of a series has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable trustee, the holders of not less than a majority of the principal amount of the outstanding debt securities of that series may rescind and annul the declaration and its consequences if:

•  we shall have deposited with the applicable trustee all required payments of the principal of (and premium, if any) and interest on the debt securities of that series (other than principal which has become due solely as a result of the acceleration), plus certain fees, expenses, disbursements and advances of the applicable trustee; and

•  all events of default, other than the nonpayment of accelerated principal (or specified portion thereof), premium, if any, and interest with respect to debt securities of that series have been cured or waived as provided in the indenture.

Each indenture will also provide that the holders of not less than a majority in principal amount of the outstanding debt securities of any series may waive any past default with respect to that series and its consequences, except:

•  a default in the payment of the principal of (or premium, if any) or interest on any debt security of that series; or

•  a default in respect of a covenant or provision contained in the indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security of the series affected by the default.

Each indenture will require each trustee to give notice of a default under the indenture to the holders of debt securities within 90 days unless the default shall have been cured or waived, subject to certain exceptions; provided, however, that the trustee may withhold notice to the holders of any series of debt securities of any default with respect to that series (except a default in the payment of the principal of (or premium, if any) or interest on any debt security of that series or in the payment of any sinking fund installment in respect of any debt security of that series) if specified Responsible Officers of the trustee consider a withholding to be in those holders’ interest.

Each indenture will provide that no holders of debt securities of any series may institute any proceedings, judicial or otherwise, with respect to the indenture or for any remedy thereunder, except in the case of failure of the trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding debt securities of that series, as well as an offer of indemnity reasonably satisfactory to it, and no direction inconsistent with the written request has been given to the trustee during the 60-day period by holders of a majority in principal amount of the outstanding debt securities of that series. This provision will not prevent, however, any holder of debt securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on those debt securities at the respective due dates thereof.

Each indenture will provide that, subject to provisions in the Trust Indenture Act of 1939 relating to its duties in case of default, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holders of any series of the debt securities then outstanding under the indenture, unless those holders shall have offered to the trustee reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding debt securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred upon the trustee; provided that the direction shall not conflict with any rule of law or the indenture, and provided further that the trustee may refuse to follow any direction that may involve the trustee in personal liability or that may be unduly prejudicial to the holders of debt securities of that series not joining in the direction to the trustee.

Within 120 days after the close of each fiscal year, we will be required to deliver to the trustee a certificate, signed by one of several specified officers, stating whether or not the officer has knowledge of any default under the indenture and, if so, specifying each default and the nature and status thereof.

Modification of the Indenture

Modifications and amendments of any indenture will be permitted with the consent of the holders of not less than a majority in principal amount of all outstanding debt securities of each series issued under the indenture affected by the modification or amendment; provided, however, that no modification or amendment may, without the consent of the holder of each debt security affected thereby,

•  change the stated maturity of the principal of, or any installment of principal of, or interest (or premium, if any) on any debt security;

•  reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of any debt security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity of the Original Issue Discount Security or would be provable in bankruptcy, or adversely affect any right of repayment at the option of the holder of any debt security (or reduce the amount of premium payable upon any repayment);

•  change the place of payment, or the coin or currency, for payment of principal of (or premium, if any) or interest on any debt security;

•  impair the right to institute suit for the enforcement of any payment on or with respect to any debt security when due;

•  reduce the above-stated percentage of outstanding debt securities of any series necessary to modify or amend the indenture to waive compliance with certain provisions of the indenture or certain defaults and consequences under the indenture or to reduce the quorum or voting requirements set forth in the indenture; or

•  modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect the action or to provide that certain other provisions may not be modified or waived without the consent of the holder of each outstanding debt security affected thereby.

The holders of a majority in aggregate principal amount of outstanding debt securities of any series may, on behalf of all holders of debt securities of that series waive, insofar as that series is concerned, our compliance with certain restrictive covenants in the applicable indenture.

We, along with the trustee, shall be permitted to modify and amend an indenture without the consent of any holder of debt securities for any of the following purposes:

•  to evidence the succession of another person to our obligations under the indenture;

•  to add to our covenants for the benefit of the holders of all or any series of debt securities or to surrender any right or power conferred upon us in the indenture;

•  to add events of default for the benefit of the holders of all or any series of debt securities;

•  to add or change any provisions of the indenture to facilitate the issuance of, or to liberalize certain terms of, debt securities in bearer form, or to permit or facilitate the issuance of debt securities in uncertificated form, provided that this action shall not adversely affect the interests of the holders of the debt securities of any series in any material respect;

•  to change or eliminate any provisions of the indenture, provided that any such change or elimination does not apply to any outstanding debt securities of a series created prior to the date of the amendment or supplement that are entitled to the benefit of that provision;

•  to secure the debt securities;

•  to establish the form or terms of debt securities of any series, including the provisions and procedures, if applicable, for the conversion of debt securities into common stock or preferred stock;

•  to provide for the acceptance of appointment by a successor trustee or facilitate the administration of the trusts under the indenture by more than one trustee;

•  to cure any ambiguity, defect or inconsistency in the indenture or to make any other provisions with respect to matters or questions arising under the indenture, provided, however, that this action shall not adversely affect the interests of holders of debt securities of any series in any material respect; or

•  to supplement any of the provisions of the indenture to the extent necessary to permit or facilitate defeasance, covenant defeasance and discharge of any series of debt securities, provided, however, that this action shall not adversely affect the interests of the holders of the debt securities of any series in any material respect.

Each indenture will provide that in determining whether the holders of the requisite principal amount of outstanding debt securities of a series have given any request, demand, authorization, direction, notice, consent or waiver described in the indenture or whether a quorum is present at a meeting of holders of debt securities,

•  the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal of that security that would be due and payable as of the date of the determination upon declaration of acceleration of the maturity thereof;

•  the principal amount of any debt security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for the debt security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of the debt security of the amount determined as provided in the first bullet above);

•  the principal amount of an Indexed Security that shall be deemed outstanding shall be the principal face amount of the Indexed Security at original issuance, unless otherwise provided with respect to the Indexed Security in the applicable indenture; and

•  debt securities owned by us or any other obligor upon the debt securities or any affiliate of ours or of the other obligor shall be disregarded.

Each indenture will contain provisions for convening meetings of the holders of debt securities of a series. A meeting may be permitted to be called at any time by the trustee, and also, upon our request or request of the holders of at least 10% in principal amount of the outstanding debt securities of a series, in any case upon notice given as provided in the indenture. Except for any consent or waiver that must be given by the holder of each debt security affected thereby, any resolution presented at a meeting or at an adjourned meeting duly reconvened at which a quorum is present, may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding debt securities of the series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of the specified percentage in principal amount of the outstanding debt securities of that series. Any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with the indenture will be binding on all holders of debt securities of that series. The persons holding or representing a majority in principal amount of the outstanding debt securities of a series shall constitute a quorum for a meeting of holders of that series; provided, however, that if any action is to be taken at a meeting with respect to a consent or waiver that may be given by the holders of not less than a specified percentage in principal amount of the outstanding debt securities of that series, the persons holding or representing the specified percentage in principal amount of the outstanding debt securities of that series will constitute a quorum.

Notwithstanding the foregoing provisions, each indenture will provide that if any action is to be taken at a meeting of holders of debt securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the indenture expressly provides may be made, given or taken by the holders of that series and one or more additional series: (a) there shall be no minimum quorum requirement for the meeting and (b) the principal amount of the outstanding debt securities of all those series that are entitled to vote in favor of the request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether the request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the indenture.

Discharge, Defeasance and Covenant Defeasance

Unless otherwise indicated in the applicable prospectus supplement or other offering materials, upon our request any indenture shall cease to be of further effect with respect to any series of debt securities issued under the indenture specified in our request (except as to certain limited provisions of the indenture which shall survive) when either (a) all debt securities of that series have been delivered to the trustee for cancellation or (b) all debt securities of that series have become due and payable or will become due and payable within one year (or are scheduled for redemption within one year) and we have irrevocably deposited with the applicable trustee, in trust, funds in the currency or currencies, currency unit or units or composite currency or currencies in which those debt securities are payable an amount sufficient to pay the entire indebtedness on those debt securities in respect of principal (and premium, if any) and interest to the date of the deposit (if those debt securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

Each indenture will provide that, unless otherwise indicated in the applicable prospectus supplement or other offering materials, we may elect either to:

•  defease and be discharged from any and all obligations with respect to any series of debt securities (except for the obligation, if any, to pay additional amounts in respect of certain taxes imposed on non-U.S. holders of debt securities and the obligations to register the transfer or exchange of the debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of the debt securities and to hold money for payment in trust) (“defeasance”); or

•  be released from our obligations with respect to certain covenants (which will be described in the relevant prospectus supplement or other offering materials) applicable to the debt securities under the applicable indenture (which may include, subject to a limited exception, the covenants described under “—Certain Covenants”), and any omission to comply with these obligations shall not constitute a default or an event of default with respect to those debt securities (“covenant defeasance”), in either case upon our irrevocable deposit with the applicable trustee, in trust, of an amount, in the currency or currencies, currency unit or units or composite currency or currencies in which those debt securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to those debt securities that through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on those debt securities, and any mandatory sinking fund or analogous payments on those debt securities, on the scheduled due dates.

A trust may only be established if, among other things, we have delivered to the applicable trustee an opinion of counsel (as specified in the applicable indenture) to the effect that the holders of those debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred. Additionally, in the case of defeasance, an opinion of counsel must refer to and be based on a ruling of the Internal Revenue Service (the “IRS”) or a change in applicable U.S. federal income tax law occurring after the date of the applicable indenture. In the event of defeasance, the holders of those debt securities will thereafter be able to look only to the trust fund for payment of principal (and premium, if any) and interest.

“Government Obligations” means securities that are (a) direct obligations of the United States of America or the government which issued the foreign currency in which the debt securities of a particular series are payable, for the payment of which its full faith and credit is pledged, or (b) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or the government which issued the foreign currency in which the debt securities of that series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or the other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any Government Obligation or a specific payment of interest on or principal of any Government Obligation held by a custodian for the account of the holder of a depository receipt; provided, however, that (except as required by law) the custodian is not authorized to make any deduction from the amount payable to the holder of the depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by the depository receipt.

Unless otherwise provided in the applicable prospectus supplement or other offering materials, if after we have deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to debt securities of any series,

•  the holder of a debt security of that series is entitled to, and does, elect pursuant to the applicable indenture or the terms of that debt security to receive payment in a currency, currency unit or composite currency other than that in which the deposit has been made in respect of that debt security or

•  a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which the deposit has been made,

then the indebtedness represented by that debt security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on that debt security as they become due out of the proceeds yielded by converting the amount so deposited in respect of that debt security into the currency, currency unit or composite currency in which the debt security becomes payable as a result of the election or Conversion Event based on the applicable market exchange rate. “Conversion Event” means the cessation of use of:

•  a currency, currency unit or composite currency both by the government of the country which issued the currency and for the settlement of transactions by a central bank or other public institution of or within the international banking community;

•  the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities; or

•  any currency unit or composite currency other than the ECU for the purposes for which it was established.

In the event we effect a covenant defeasance with respect to any debt securities and those debt securities are declared due and payable because of the occurrence of any event of default, other than an event of default due to a breach of any of the covenants as to which there has been covenant defeasance (which covenants would no longer be applicable to those debt securities as a result of such covenant defeasance), the cash and Government Obligations on deposit with the applicable trustee may not be sufficient to pay amounts due on those debt securities at the time of the acceleration resulting from the event of default. We would, however, remain liable to make payment of the amounts due at the time of acceleration.

The applicable prospectus supplement or other offering materials may further describe the provisions, if any, permitting the defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the debt securities of or within a particular series.

Conversion Rights

The terms and conditions, if any, upon which the debt securities are convertible into common stock or preferred stock will be set forth in the applicable prospectus supplement or other offering materials relating to those debt securities. The terms will include whether the debt securities are convertible into common stock or preferred stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at our option or the option of the holders, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of the debt securities and any restrictions on conversion, including restrictions directed at maintaining our REIT status.

Unclaimed Payments

We will be repaid for all amounts we pay to a paying agent or a trustee for the payment of the principal of or any premium or interest on any debt security that remains unclaimed at the end of two years after the principal, premium or interest has become due and payable, and the holder of that debt security may look only to us for payment of the principal, premium or interest.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities (the “Global Securities”) that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement or other offering materials relating to that series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of debt securities will be described in the applicable prospectus supplement or other offering materials relating to that series.

DESCRIPTION OF COMMON STOCK

We have authority to issue 200,000,000 shares of our common stock, $1.00 par value per share. As of April 10, 2006, we had outstanding 89,089,314 shares of our common stock.

General

The following description of our common stock sets forth certain general terms and provisions of our common stock to which any prospectus supplement or other offering materials may relate, including a prospectus supplement or other offering materials providing that our common stock will be issuable upon conversion of our debt securities or our preferred stock. The statements below describing our common stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our charter and bylaws.

Terms

Subject to the preferential rights of any other class or series of stock and to the provisions of our charter regarding the restrictions on transfer of stock, holders of our common stock are entitled to receive dividends when, as and if authorized by our board of directors and declared by us out of assets legally available therefor. The terms of our outstanding class of preferred stock provide in general that if we fail to declare or pay full cumulative dividends on the preferred stock of that class for all past dividend periods and the then current dividend period, no dividends or distributions on our common stock (other than dividends payable in shares of common stock or other shares of our capital stock ranking junior to the outstanding preferred stock) may be declared or paid nor may we purchase or otherwise acquire any of our common stock (except in exchange for other capital stock ranking junior to the outstanding preferred stock and except for certain purchases of our stock for the purpose of preserving our qualification as a REIT for federal and/or state income tax purposes). If we were to experience liquidation, dissolution or winding up, holders of our common stock would be entitled to share equally and ratably in any assets available for distribution to them, after payment or adequate provision for payment of our debts and other liabilities and the preferential amounts owing with respect to our outstanding preferred stock. The terms of our outstanding preferred stock provide in general that, in the event of our liquidation, dissolution or winding up, the holders of that preferred stock will be entitled to receive, out of assets legally available for distribution to our stockholders, a liquidating distribution of $25 per share, plus accrued and unpaid dividends, before any distribution or payment may be made to the holders of our common stock. The terms of any additional preferred stock we may issue in the future may also provide for restrictions or prohibitions on the payment of dividends on, and the purchase of, our common stock and may also provide for holders of that preferred stock to receive preferential distributions in the event of our liquidation, dissolution or winding up before any payments may be made on our common stock.

Subject to the provisions of our charter regarding the restrictions on transfer of stock (See “Restrictions on Ownership and Transfers of Stock” below), each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power.

Holders of our common stock do not have cumulative voting rights in the election of directors, which means that holders of more than 50% of all the shares of our common stock voting for the election of directors can elect all the directors standing for election at the time if they choose to do so and the holders of the remaining shares cannot elect any directors. All of our directors currently serve a one year term. Holders of shares of common stock do not have preemptive rights, which means they have no right under the charter, bylaws, or Maryland law to acquire any additional shares of common stock that may be issued by us at a subsequent date. Holders of shares of common stock have no preference, conversion, exchange, sinking fund, or redemption rights. Under Maryland law, stockholders generally are not liable for the corporation’s debts or obligations. All shares of common stock now outstanding are, and additional shares of common stock offered will be when issued, fully paid and nonassessable.

Under the Maryland General Corporation Law, or MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides that any such action shall be effective if approved by the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast on the matter.

Our charter authorizes our board of directors to reclassify any unissued shares of our common stock into other classes or series of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series.

Maryland Business Combination Law

Under the MGCL, certain “business combinations” (including certain issuances of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation’s shares, or an affiliate or associate of the corporation who beneficially owned ten percent or more of the voting power at any time within the preceding two years, in each case referred to as an interested stockholder, or an affiliate thereof, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be approved by two super-majority stockholder votes unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its common shares. The business combination provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder. These provisions of the MGCL may delay, defer or prevent a transaction or a change in control of us that might involve a premium price for the common stock or otherwise be in the best interests of the stockholders.

Maryland Control Share Acquisitions Law

The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. “Control shares” are shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power; (1) one-tenth or more but less than one-third, (2) one-third or more but less than a majority, or (3) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any and all of the control shares (except those for which the voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

“Control share acquisition” does not include (1) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) acquisitions exempted by the charter or bylaws of the corporation, adopted at any time before the acquisition of the shares.

As permitted by the MGCL, our bylaws contain a provision exempting us from the control share acquisition statute. That bylaw provision states that the control share statute shall not apply to any acquisition by any person of shares of our stock. There can be no assurance that such provision will not be amended or eliminated by the board of directors at any time in the future.

Restrictions on Ownership

For us to qualify as a REIT under the Code, not more than 50% in value of our outstanding stock may be owned, actually or constructively, by or for five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year. To assist us in meeting this requirement and certain other requirements relating to our tax status as a REIT, we may take certain actions to limit the actual, beneficial or constructive ownership by a single person or entity of our outstanding equity securities. See “Restrictions on Ownership and Transfers of Stock” below.

Transfer Agent

The registrar and transfer agent for our common stock is The Bank of New York.

GENERAL DESCRIPTION OF PREFERRED STOCK

We are authorized to issue 20,000,000 shares of preferred stock, $1.00 par value per share. As of April 10, 2006, we had outstanding 5,100,000 shares of our 7.375% Monthly Income Class D cumulative redeemable preferred stock (the “Class D Preferred Stock”).

General

The following description of our preferred stock sets forth certain general terms and provisions of our preferred stock to which any prospectus supplement or other offering materials may relate. The statements below describing our preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our charter (including the applicable articles supplementary designating the terms of a class or series of preferred stock) and our bylaws. You should review the articles supplementary for the Class D Preferred Stock, copies of which may be obtained as described below under “Where You Can Find More Information.”

Our charter authorizes our board of directors to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of any class or series. Prior to issuance of shares of each series, our board is required by the MGCL and our charter to set, subject to the provisions of our charter regarding the restrictions on transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such series. Thus, the board could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control of us that might involve a premium price for holders of our common stock or otherwise be in their best interest. Any additional preferred stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. The following discussion is applicable to any additional preferred stock that we may issue.

You should refer to the prospectus supplement or other offering materials relating to the preferred stock offered thereby for specific terms of and other information concerning the preferred stock, including:

(1)   the title of the preferred stock;

(2)   the number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

(3)   the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to the preferred stock;

(4)   whether the preferred stock is cumulative or not and, if cumulative, the date from which dividends on the preferred stock shall accumulate;

(5)   the procedures for any auction and remarketing, if any, for the preferred stock;

(6)   the provision for a sinking fund, if any, for the preferred stock;

(7)   any voting rights of the preferred stock;

(8)   the provision for redemption, if applicable, of the preferred stock;

(9)   any listing of the preferred stock on any securities exchange;

(10) the terms and conditions, if applicable, upon which the preferred stock will be convertible into common stock, including the conversion price (or manner of calculation thereof);

(11) a discussion of federal income tax considerations applicable to the preferred stock;

(12) any limitations on actual, beneficial or constructive ownership and restrictions on transfer, in each case as may be appropriate to preserve our REIT status;

(13) the relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

(14) whether liquidation preferences on preferred stock will be counted as liabilities of ours in determining whether distributions to junior stockholders can be made under the MGCL;

(15) any limitations on issuance of any series or class of preferred stock ranking senior to or on a parity with such series or class of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

(16) any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

Rank

Unless otherwise specified in the applicable prospectus supplement or other offering materials, the preferred stock of any series or class will rank, with respect to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up:

•  senior to all classes or series of our common stock and to all other equity securities issued by us other than equity securities referred to in the two immediately following bullet points;

•  on a parity with our outstanding Class D Preferred Stock and all other equity securities issued by us the terms of which specifically provide that such equity securities rank on a parity with the preferred stock of such series or class with respect to rights to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up; and

•  junior to all equity securities issued by us the terms of which specifically provide that such equity securities rank senior to the preferred stock of such series or class with respect to rights to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up.

For these purposes, the term “equity securities” does not include convertible debt securities.

Dividends

Holders of shares of our preferred stock of each series or class shall be entitled to receive, when, as and if authorized by our board of directors and declared by us, out of our assets legally available for payment, cash dividends at rates and on dates as will be set forth in the applicable prospectus supplement or other offering materials. Each dividend shall be payable to holders of record as they appear on our stock transfer books on the record dates as shall be fixed by our board of directors.

Dividends on any series or class of our preferred stock may be cumulative or noncumulative, as provided in the applicable prospectus supplement or other offering materials. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement or other offering materials. If our board of directors fails to authorize a dividend payable on a dividend payment date on any series or class of preferred stock for which dividends are noncumulative, then the holders of such series or class of preferred stock will have no right to receive a dividend in respect of the dividend period ending on that dividend payment date, and we will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series or class are declared or paid for any future period.

If any shares of preferred stock of any series or class are outstanding, no full dividends shall be declared or paid or set apart for payment on the preferred stock of any other series or class ranking, as to dividends, on a parity with or junior to the preferred stock of that series or class for any period unless:

•  if the series or class of preferred stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the preferred stock of such series or class for all past dividend periods and the then current dividend period; or

•  if the series or class of preferred stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or authorized and a sum sufficient for the payment thereof is set apart for the payment on the preferred stock of such series or class.

When dividends are not paid in full (or a sum sufficient for the full payment is not set apart) upon the shares of preferred stock of any series or class and the shares of any other series or class of preferred stock ranking on a parity as to dividends with the preferred stock of that series or class, then all dividends declared on shares of preferred stock of that series or class and any other series or class of preferred stock ranking on a parity as to dividends with that preferred stock shall be declared pro rata so that the amount of dividends declared per share on the preferred stock of that series or class and such other series or class of preferred stock shall in all cases bear to each other the same ratio that accrued and unpaid dividends per share on the shares of preferred stock of such series or class (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) and such other series or class of preferred stock (which, in the case of any such other series or class of preferred stock, shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such other series or class of preferred stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on preferred stock of such series or class that may be in arrears.

Except as provided in the immediately preceding paragraph, unless: if that series or class of preferred stock has a cumulative dividend, full cumulative dividends on the preferred stock of such series or class have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period; or if that series or class of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of such series or class have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for the then current dividend period, then no dividends (other than in the common stock or other stock of ours ranking junior to the preferred stock of that series or class as to dividends and as to the distribution of assets upon liquidation, dissolution or winding up of us) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made on the common stock or any other class or series of stock of ours ranking junior to or on a parity with the preferred stock of that series or class as to dividends or as to the distribution of assets upon liquidation, dissolution or winding up of us, nor shall any shares of the common stock or any other stock of ours ranking junior to or on a parity with the preferred stock of that series or class as to dividends or as to the distribution of assets upon liquidation, dissolution or winding up of us be redeemed, purchased or otherwise acquired for any consideration (or any amounts be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by us (except by conversion into or exchange for other stock of ours ranking junior to the preferred stock of that series or class as to dividends and as to the distribution of assets upon liquidation, dissolution or winding up of us); provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of our stock to preserve our status as a REIT for federal and/or state income tax purposes.

Any dividend payment made on shares of a series or class of preferred stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of that series or class that remains payable.

Redemption

If the applicable prospectus supplement or other offering material so states, the shares of preferred stock will be subject to mandatory redemption or redemption at our option, as a whole or in part, in each case on the terms, at the times and at the redemption prices set forth in that prospectus supplement or other offering material.

The prospectus supplement or other offering materials relating to a series or class of preferred stock that is subject to mandatory redemption will specify the number of shares of that preferred stock that shall be redeemed by us in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accumulated and unpaid dividends thereon (which shall not, if such preferred stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement or other offering materials. If the redemption price for preferred stock of any series or class is payable only from the net proceeds of the issuance of our stock, the terms of that preferred stock may provide that, if no such stock shall have been issued or, to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, that preferred stock shall automatically and mandatorily be converted into shares of our applicable stock pursuant to conversion provisions specified in the applicable prospectus supplement or other offering materials.

Notwithstanding the foregoing, unless:

•  if the series or class of preferred stock has a cumulative dividend, full cumulative dividends on all outstanding shares of such series or class of preferred stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period; or

•  if the series or class of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of that series or class have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for the then current dividend period, then no shares of that series or class of preferred stock shall be redeemed unless all outstanding shares of preferred stock of that series or class are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of preferred stock of that series or class to preserve our REIT status for federal and/or state income tax purposes or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of preferred stock of that series or class.

In addition, unless:

•  if the series or class of preferred stock has a cumulative dividend, full cumulative dividends on all outstanding shares of that series or class of preferred stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period; or

•  if that series or class of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of that series or class have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for the then current dividend period, we shall not purchase or otherwise acquire directly or indirectly any shares of preferred stock of such series or class (except by conversion into or exchange for stock of ours ranking junior to the preferred stock of that series or class as to dividends and upon the distribution of assets upon liquidation, dissolution and winding up of us); provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of preferred stock of such series or class to preserve our REIT status for federal and/or state income tax purposes or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of preferred stock of that series or class.

If fewer than all the outstanding shares of preferred stock of any series or class are to be redeemed, the number of shares to be redeemed will be determined by us and the shares to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by us but that will not result in the automatic transfer of any shares of preferred stock of such series or class to a trust in order to avoid adversely affecting our REIT status.

Notice of redemption will be mailed at least 30, but not more than 60, days before the redemption date to each holder of record of a share of preferred stock of any series or class to be redeemed at the address shown on our stock transfer books. Each notice shall state:

•  The redemption date;

•  The number of shares and series or class of the preferred stock to be redeemed;

•  The redemption price;

•  The place or places where certificates for the preferred stock are to be surrendered for payment of the redemption price;

•  That dividends on the shares to be redeemed will cease to accumulate on the redemption date; and

•  The date on which the holder’s conversion rights, if any, as to those shares shall terminate.

If fewer than all the shares of preferred stock of any series or class are to be redeemed, the notice mailed to each holder shall also specify the number of shares of preferred stock to be redeemed from such holder and, upon redemption, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof. If notice of redemption of any shares of preferred stock has been given and if the funds necessary for the redemption have been irrevocably set aside by us in trust for the benefit of the holders of the shares of preferred stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of preferred stock, such shares of preferred stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price plus accrued and unpaid dividends, if any.

Notwithstanding the foregoing and except as otherwise may be required by law, the persons who were holders of record of shares of any class or series of preferred stock at the close of business on a record date for the payment of dividends will be entitled to receive the dividend payable on the corresponding dividend payment date notwithstanding the redemption of those shares after the record date and on or prior to the dividend payment date or our default in the payment of the dividend due on that dividend payment date. In that case, the amount payable on the redemption of those shares of preferred stock will not include that dividend. Except as provided in the preceding sentence and except to the extent that accrued and unpaid dividends are payable as part of the redemption price, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on shares of preferred stock called for redemption.

Subject to applicable law and the limitation on purchases when dividends on a series or class of preferred stock are in arrears, we may, at any time and from time to time, purchase any shares of such series or class of preferred stock in the open market, by tender or by private agreement.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution, or winding up of our company, the holders of each series or class of our preferred stock shall be entitled to receive, out of our assets legally available for distribution to our stockholders, a liquidating distribution in the amount of the liquidation preference per share (set forth in the applicable prospectus supplement or other offering materials) applicable to that class or series, plus an amount equal to any accrued and unpaid dividends to the date of payment (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if the preferred stock of such class or series does not have a cumulative dividend), before any distribution or payment will be made to the holders of common stock or any other series or class of stock ranking junior to that series or class of preferred stock in the distribution of assets upon any liquidation, dissolution or winding up of our company, but subject to the preferential rights of the holders of shares of any class or series of our stock ranking senior to such series or class of preferred stock with respect to the distribution of assets upon liquidation, dissolution or winding up. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of that series or class of preferred stock, as such, will have no right or claim to any of our remaining assets. If, upon any such voluntary or involuntary liquidation, dissolution or winding up, the assets legally available therefor are insufficient to pay the full amount of the liquidating distributions payable on all outstanding shares of any series or class of preferred stock and the full amount of the liquidating distributions payable on all shares of any other classes or series of our stock ranking on a parity with that series or class of preferred stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of that series or class of preferred stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

If liquidating distributions shall have been made in full to all holders of any series or class of preferred stock, our remaining assets will be distributed among the holders of any other classes or series of stock ranking junior to that series or class of preferred stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For those purposes, neither the consolidation or merger of us with or into any other entity, nor the sale, lease, transfer or conveyance of all or substantially all of our property or business, shall be deemed to constitute a liquidation, dissolution or winding up of us.

Voting Rights

Except as may be set forth in the applicable prospectus supplement or other offering materials, whenever dividends on any shares of preferred stock of any series or class shall be in arrears for six or more quarterly dividend periods, whether or not consecutive, the number of directors constituting our board of directors will be automatically increased by two (if not already increased by two by reason of the election of directors by the holders of any other class or series of preferred stock upon which like voting rights have been conferred and are exercisable and with which the preferred stock of such class or series is entitled to vote as a class with respect to the election of those two directors) and the holders of such series or class of preferred stock (voting separately as a class with all other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with such class or series of preferred stock in the election of those two directors) will be entitled to vote for the election of such two additional directors to our board of directors at a special meeting called by Realty Income at the request of the holders of record of at least 10% of the outstanding shares of such class or series of preferred stock or by the holders of any other class or series of preferred stock upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with that class or series of preferred stock in the election of those two directors (unless the request is received less than 90 days before the date fixed for the next annual or special meeting of stockholders, in which case the vote will be held at the earlier of the next annual or special meeting of stockholders), and at each subsequent annual meeting until all dividends accumulated on the shares of preferred stock of that class or series for all past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In that case, the right of the preferred stock of that class or series to elect those two directors will cease and (unless there are one or more other classes or series of preferred stock upon which like voting rights have been conferred and remain exercisable) the term of office of the two directors will automatically terminate and the number of directors constituting the board of directors will be reduced accordingly. If a special meeting is not called by us within 30 days after a request as described above, then the holders of record of at least 10% of the outstanding shares of that class or series of preferred stock may designate a holder to call the meeting at our expense.

So long as any shares of any class or series of preferred stock remain outstanding, we shall not, without the consent or the affirmative vote of the holders of at least two-thirds of the shares of such class or series of preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (with such series or class of preferred stock voting separately as a class):

•  Authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock ranking senior to that series or class of preferred stock with respect to payment of dividends or the distribution of assets on liquidation, dissolution or winding up, or reclassify any of our authorized stock into any such shares, or create, authorize or issue any obligation or security convertible into, exchangeable or exercisable for, or evidencing the right to purchase, any such shares;

•  Amend, alter or repeal any of the provisions of our charter, including the articles supplementary for such series or class of preferred stock, so as to materially and adversely affect any right, preference, privilege or voting power of such series or class of preferred stock or the holders thereof; or

•  Enter into any share exchange that affects such series or class of preferred stock or consolidate with or merge into any other entity, or permit any other entity to consolidate with or merge into us, unless in each such case described in this bullet point each share of such series or class of preferred stock remains outstanding without a material adverse change to its terms and rights or is converted into or exchanged for preferred stock of the surviving or resulting entity having preferences, rights, dividends, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption identical to those of such series or class of preferred stock;

provided that any amendment to our charter to authorize any increase in the amount of the authorized preferred stock or common stock or the creation or issuance of any other class or series of preferred stock or any increase in the amount of authorized or outstanding shares of such series or class or any other series or class of preferred stock, in each case ranking on a parity with or junior to the preferred stock of such series or class with respect to payment of dividends and the distribution of assets upon liquidation, dissolution and winding up, shall not be deemed to materially and adversely affect any right, preference, privilege or voting power of that series or class of preferred stock or the holders thereof.

The foregoing voting provisions will not apply if, at or prior to the time when the act, with respect to which the vote would otherwise be required, shall be effected, all outstanding shares of such series or class of preferred stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been irrevocably deposited in trust to effect the redemption.

Conversion Rights

The terms and conditions, if any, upon which shares of any series or class of preferred stock are convertible into shares of common stock will be set forth in the applicable prospectus supplement or other offering materials. The terms will include the number of shares of common stock into which the preferred stock is convertible, the conversion price (or the manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the preferred stock or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of the preferred stock.

Restrictions on Ownership

For us to qualify as a REIT under the Code, not more than 50% in value of our outstanding capital stock may be owned, actually or constructively, by or for five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year. To assist us in meeting this requirement and certain other requirements relating to our tax status as a REIT, the articles supplementary establishing any class or series of preferred stock will contain provisions, which will be described in the applicable prospectus supplement or other offering materials, intended to limit the actual, beneficial or constructive ownership by a single person or entity of our outstanding equity securities.

Transfer Agent

The transfer agent and registrar for any series or class of preferred stock will be set forth in the applicable prospectus supplement or other offering materials.

RESTRICTIONS ON OWNERSHIP AND TRANSFERS OF STOCK

Internal Revenue Code Requirements

To maintain our REIT status under the Code, no more than 50% in value of our outstanding shares of stock may be owned, actually or constructively, by or for five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. In addition, if we, or an owner of 10% or more of our stock, actually or constructively owns 10% or more of a tenant of ours (or a tenant of any partnership in which we are a partner), the rent received by us (either directly or through any such partnership) from that tenant will not be qualifying income for purposes of the REIT gross income tests of the Code. A REIT’s stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year.

Transfer Restrictions in Charter

Because we expect to continue to qualify as a REIT, our charter contains restrictions on the ownership and transfer of our common stock which are intended to assist us in complying with applicable Code requirements. Our charter provides that, subject to certain specified exceptions, no person or entity may own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (by number or value, whichever is more restrictive) of our outstanding shares of common stock. We refer to these restrictions as the “ownership limit.” The constructive ownership rules of the Code are complex, and may cause shares of common stock owned actually or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of the shares of common stock (or the acquisition of an interest in an entity that owns, actually or constructively, common stock) by an individual or entity, could nevertheless cause that individual or entity, or another individual or entity, to constructively own more than 9.8% of our outstanding common stock and thus violate the ownership limit, or any other limit as provided in our charter or as otherwise permitted by our board of directors. Our board of directors may, but in no event is required to, exempt from the ownership limit a particular stockholder if it determines that such ownership will not jeopardize our status as a REIT. As a condition of such exemption, the board of directors may require a ruling from the Internal Revenue Service or an opinion of counsel satisfactory to it and/or undertakings or representations from the applicant with respect to preserving our REIT status.

Our charter further prohibits (1) any person from actually or constructively owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT, and (2) any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts to acquire actual or constructive ownership of shares of our stock that would violate any of the foregoing restrictions on transferability and ownership is required to give notice to us immediately and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT and such determination is approved by the holders of two-thirds of all shares entitled to vote on the matter, as required by our charter. Except as otherwise described above, any change in the ownership limit would require an amendment to the charter.

Our outstanding preferred stock is subject to transfer restrictions similar to those described under this caption “Restrictions on Ownership and Transfers of Stock,” and we anticipate that any class or series of preferred stock that we issue in the future will also be subject to similar restrictions. The exact restrictions on transfer applicable to any class or series of preferred stock we issue will be described in the applicable prospectus supplement or other offering materials.

Effect of Violation of Transfer Provisions

According to our charter, if any purported transfer of common stock or any other event would result in any person violating the ownership limit or such other limit as provided in the charter, or as otherwise permitted by our board of directors, or result in our being “closely held” under Section 856(h) of the Code, or otherwise cause us to fail to qualify as a REIT, then the number of shares that would otherwise cause such violation or result will be transferred automatically to a trust, the beneficiary of which will be a qualified charitable organization selected by us. Such automatic transfer shall be deemed to be effective as of the close of business on the business day prior to the date of such violative transfer.

Within 20 days of receiving notice from us of the transfer of shares to the trust, the trustee of the trust (who shall be designated by us and be unaffiliated with us and any prohibited transferee or prohibited owner) will be required to sell such shares to a person or entity who could own the shares without violating the ownership limit, or any other limit as provided in our charter or as otherwise permitted by our board of directors, and distribute to the prohibited transferee or prohibited owner, as applicable, an amount equal to the lesser of the price paid by the prohibited transferee or prohibited owner for such shares or the net sales proceeds received by the trust for such shares. In the case of any event other than a transfer, or in the case of a transfer for no consideration (such as a gift), the trustee will be required to sell such shares to a qualified person or entity and distribute to the prohibited owner an amount equal to the lesser of the market price (described in our charter) of such shares as of the date of the event resulting in the transfer or the net sales proceeds received by the trust for such shares. In either case, any proceeds in excess of the amount distributable to the prohibited transferee or prohibited owner, as applicable, will be distributed to the beneficiary. Prior to a sale of any such shares by the trust, the trustee will be entitled to receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to such excess shares, and also will be entitled to exercise all voting rights with respect to such shares.

Subject to Maryland law, effective as of the date that such shares have been transferred to the trust, the trustee shall have the authority (at the trustee’s sole discretion) (1) to rescind as void any vote cast by a prohibited transferee or prohibited owner, as applicable, prior to the discovery by us that such shares have been transferred to the trust and (2) to recast such vote in accordance with the desires of the trustee acting for the benefit of the beneficiary. However, if we have already taken irreversible corporate action, then the trustee shall not have the authority to rescind and recast that vote. Any dividend or other distribution paid to the prohibited transferee or prohibited owner (prior to the discovery by us that such shares had been automatically transferred to a trust as described above) will be required to be repaid to the trustee upon demand for distribution to the beneficiary. In the event that the transfer to the trust as described above is not automatically effective (for any reason) to prevent violation of the ownership limit or any other limit as provided in our charter or as otherwise permitted by our board of directors, then our charter provides that the transfer of the excess shares will be void.

In addition, shares of our stock held in the trust shall be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the market price at the time of such devise or gift) and (2) the market price on the date we or our designee, accepts such offer. We shall have the right to accept such offer until the trustee has sold the shares of stock held in the trust. Upon such a sale to us, the interest of the beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the prohibited transferee or prohibited owner.

If any purported transfer of shares of common stock would cause us to be beneficially owned by fewer than 100 persons, such transfer will be null and void in its entirety and the intended transferee will acquire no rights to the stock.

All certificates representing shares of our common stock will bear a legend referring to the restrictions described above. The foregoing ownership limitations could delay, defer or prevent a transaction or a change in control of Realty Income that might involve a premium price for the common stock or otherwise be in the best interest of stockholders.

As set forth in the Treasury Regulations, every owner of a specified percentage (or more) of the outstanding shares of our stock (including both common stock and preferred stock) must file a completed questionnaire with us containing information regarding their ownership of such shares. Under current Treasury Regulations, the percentage will be set between 0.5% and 5.0%, depending upon the number of record holders of our shares of stock. Under our charter, each stockholder shall upon demand be required to disclose to us in writing such information as we may request in order to determine the effect, if any, of such stockholder’s actual and constructive ownership of stock on our status as a REIT and to ensure compliance with the ownership limit, or any other limit as provided in our charter or as otherwise permitted by our board of directors.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
RELATED TO OUR REIT ELECTION

The following is a general summary of the United States federal income tax considerations related to our REIT election which are anticipated to be material to purchasers of the securities offered by this prospectus. Your tax treatment will vary depending upon the terms of the specific securities that you acquire, as well as your particular situation. This discussion does not attempt to address any aspects of federal income taxation relevant to your ownership of the securities offered by this prospectus. Instead, the material federal income tax considerations relevant to your ownership of the securities offered by this prospectus will be provided in the applicable prospectus supplement or other offering materials that relates to those securities. This summary is for general information only and is not tax advice.

The information in this summary is based on:

•  the Internal Revenue Code of 1986, as amended (the “Code”);

•  current, temporary and proposed Treasury Regulations promulgated under the Code;

•  the legislative history of the Code;

•  current administrative interpretations and practices of the Internal Revenue Service (“IRS”); and

•  court decisions;

in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the

IRS except with respect to the particular taxpayers who requested and received those rulings. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations described in this prospectus. Any change could apply retroactively to transactions preceding the date of the change. We have not requested, and do not plan to request, any rulings from the IRS concerning our tax treatment, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this summary will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary does not discuss any state, local or foreign tax considerations.

You are urged to consult the applicable prospectus supplement or other offering materials (if any), as well as your tax advisors, regarding the tax consequences to you of:

•  the acquisition, ownership and sale or other disposition of the securities offered under this prospectus, including the federal, state, local, foreign and other tax consequences;

•  our election to be taxed as a REIT for federal income tax purposes; and

•  potential changes in the applicable tax laws.

Taxation of Realty Income Corporation

General.   We elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our taxable year ended December 31, 1994. We believe we have been organized and have operated in a manner which allows us to qualify for taxation as a REIT under the Code commencing with our taxable year ended December 31, 1994. We currently intend to continue to be organized and operate in this manner. However, our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that we have been organized and have operated, or will continue to be organized and operate, in a manner so as to qualify or remain qualified as a REIT. See the section below entitled “—Failure to Qualify.”

The sections of the Code and the corresponding Treasury Regulations that relate to qualification and taxation as a REIT are highly technical and complex. The following sets forth the material aspects of the sections of the Code that govern the federal income tax treatment of a REIT. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code and these rules and regulations.

Latham & Watkins LLP has acted as our tax counsel in connection with our filing of this prospectus and our election to be taxed as a REIT. Latham & Watkins LLP has rendered an opinion to us to the effect that, commencing with our taxable year ended December 31, 1994, we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion was based on various assumptions and representations as to factual matters, including representations made by us in a factual certificate provided by one of our officers. In addition, this opinion was based upon our factual representations set forth in this prospectus. Moreover, our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code discussed below, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed or verified by Latham & Watkins LLP. Accordingly, no assurance can be given that our actual results of operation for any particular taxable year have satisfied or will satisfy those requirements. Latham & Watkins LLP has no obligation to update its opinion subsequent to its date. See “—Failure to Qualify”.

Provided we qualify for taxation as a REIT, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that typically results from investment in a C corporation. A C corporation is a corporation that generally is required to pay tax at the corporate level. Double taxation generally means taxation that occurs once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. We will be required to pay federal income tax, however, as follows:

•  first, we will be required to pay tax at regular corporate tax rates on any undistributed REIT taxable income, including undistributed net capital gains.

•  second, we may be required to pay the “alternative minimum tax” on our items of tax preference under some circumstances.

•  third, if we have (a) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. Foreclosure property is generally defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

•  fourth, we will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business.

•  fifth, if we fail to satisfy the 75% or the 95% gross income tests, as described below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to (a) the greater of (i) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% gross income test described below and (ii) the amount by which 95% of our gross income exceeds the amount qualifying under the 95% gross income test, multiplied by (b) a fraction intended to reflect our profitability.

•  sixth, if we fail to satisfy any of the REIT asset tests (other than a de minimis failure of the 5% or 10% asset tests), as described below, due to reasonable cause and not due to willful neglect, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

•  seventh, if we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income tests or certain violations of the asset tests described below) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but will be required to pay a penalty of $50,000 for each such failure.

•  eighth, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for the year, (b) 95% of our REIT capital gain net income for the year, and (c) any undistributed taxable income from prior periods.

•  ninth, if we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of such gain assume that we or the C corporation from whom we acquire the assets will make or refrain from making the appropriate elections under the applicable Treasury Regulations then in effect.

•  tenth, we will be subject to a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a “taxable REIT subsidiary” of ours to any of our tenants. Redetermined deductions and excess interest generally represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. See “—Penalty Tax” below.

Requirements for Qualification as a Real Estate Investment Trust.

The Code defines a REIT as a corporation, trust or association:

(1)   that is managed by one or more trustees or directors;

(2)   that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3)   that would be taxable as a domestic corporation but for Sections 856 through 860 of the Code;

(4)   that is not a financial institution or an insurance company within the meaning of the Code;

(5)   that is beneficially owned by 100 or more persons;

(6)   not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by or for five or fewer individuals, as defined in the Code to include certain entities, during the last half of each taxable year; and

(7)   that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), pension funds and other specified tax-exempt entities generally are treated as individuals, except that a “look-through” exception applies with respect to pension funds.

We believe that we have been organized, have operated and have issued sufficient shares of capital stock with sufficient diversity of ownership to allow us to satisfy conditions (1) through (7), inclusive, during the relevant time periods. In addition, our charter provides for restrictions regarding the ownership and transfer of our shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. These stock ownership and transfer restrictions are described in “Restrictions on Ownership and Transfers of Stock” in this Prospectus. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in the applicable Treasury Regulations that require us to ascertain the actual ownership of our shares, and we do not know, and would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See “—Failure to Qualify.”

In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of Partnership and Limited Liability Company Interests.   We may from time to time own and operate one or more properties through partnerships and limited liability companies. Treasury Regulations provide that if we are a partner in a partnership, we will be deemed to own our proportionate share of the assets of the partnership based on our interest in partnership capital, subject to special rules relating to the 10% REIT asset test described below. We will also be deemed to be entitled to our proportionate share of the income of the partnership. The character of the assets and gross income of the partnership retains the same character in our hands for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. In addition, the assets and items of income of any partnership in which we own a direct or indirect interest include such partnership’s share of assets and items of income of any partnership in which it owns an interest. We have included a brief summary of the rules governing the federal income taxation of partnerships and their partners below in “—Tax Aspects of the Partnerships.” The treatment described above also applies with respect to the ownership of interests in limited liability companies or other entities that are treated as partnerships for federal income tax purposes.

We have direct or indirect control of certain partnerships and limited liability companies and intend to continue to operate them in a manner consistent with the requirements for our qualification as a REIT. From time to time we may be a limited partner or non-managing member in certain partnerships and limited liability companies. If a partnership or limited liability company in which we own an interest were to take actions which could jeopardize our status as a REIT or require us to pay tax, we could be forced to dispose of our interest in that entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a REIT income or asset test, and that we would not become aware of such action in time to dispose of our interest in the applicable entity or take other corrective action on a timely basis. In such a case, unless we were entitled to relief, as described below, we could fail to qualify as a REIT.

Ownership of Interests in Qualified REIT Subsidiaries.   We currently own and may from time to time own and operate certain properties through wholly-owned subsidiaries that we intend to be treated as “qualified REIT subsidiaries” under the Code. A corporation will qualify as our qualified REIT subsidiary if we own 100% of its outstanding stock and if we do not elect with the subsidiary to treat it as a “taxable REIT subsidiary,” described below. A corporation that is a qualified REIT subsidiary is not treated as a separate corporation for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, deduction and credit (as the case may be) of the parent REIT for all purposes under the Code (including all REIT qualification tests). Thus, in applying the federal income tax requirements described in this prospectus, the subsidiaries in which we own a 100% interest (other than any taxable REIT subsidiaries) are ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries are treated as our assets, liabilities, and items of income, deduction and credit. A qualified REIT subsidiary is not required to pay federal income tax, and our ownership of the stock of such a qualified REIT subsidiary does not violate the restrictions on ownership of securities, as described below under “—Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries.   A taxable REIT subsidiary is a corporation other than a REIT in which a REIT directly or indirectly holds stock and that has made a joint election with the REIT to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation other than a REIT with respect to which a taxable REIT subsidiary owns, directly or indirectly, securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. A taxable REIT subsidiary generally may engage in any business, including the provision of customary or noncustomary services to tenants of its parent REIT, except that a taxable REIT subsidiary may not directly or indirectly operate or manage a lodging or health care facility or directly or indirectly provide to any other person (under a franchise, license or otherwise) rights to any brand name under which any lodging or health care facility is operated. A taxable REIT subsidiary is subject to federal income tax, and state and local income tax where applicable, as a regular C corporation. In addition, a taxable REIT subsidiary of ours may be prevented from deducting interest on debt that we directly or indirectly fund if certain tests regarding the taxable REIT subsidiary’s debt-to-equity ratio and interest expense are not satisfied. We currently own 100% of the stock of a taxable REIT subsidiary and may from time to time acquire interests in additional taxable REIT subsidiaries. See “—Asset Tests.”

Income Tests.   We must satisfy two gross income requirements annually to maintain our qualification as a REIT:

•  first, in each taxable year, we must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions, from (a) certain investments relating to real property or mortgages on real property, including “rents from real property” and, in some circumstances, interest, or (b) some types of temporary investments; and

•  second, in each taxable year, we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from (a) the real property investments described above, and (b) dividends, interest and gain from the sale or disposition of stock or securities.

For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. An amount received or accrued generally will not be excluded from the term “interest,” however, solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

•  the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales;

•  we, or an actual or constructive owner of 10% or more of our stock, must not actually or constructively own 10% or more of the interests in the assets or net profits of the tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents we receive from a tenant that is a taxable REIT subsidiary of ours, however, will not be excluded from the definition of “rents from real property” if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a taxable REIT subsidiary are substantially comparable to rents paid by other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such taxable REIT subsidiary, any such increase will not qualify as “rents from real property.” For purpose of this rule, a “controlled taxable REIT subsidiary” is a taxable REIT subsidiary in which we own stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such taxable REIT subsidiary;

•  rent attributable to personal property leased in connection with a lease of real property must not be greater than 15% of the total rent we receive under the lease. If this requirement is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property;” and

•  we generally must not operate or manage our property or furnish or render services to the tenants of the property, subject to a 1% de minimis exception and except as provided below. We may, however, directly perform certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of such services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we may employ an independent contractor from whom we derive no revenue to provide customary services, or a taxable REIT subsidiary, which may be wholly or partially owned by us, to provide both customary and non-customary services, to our tenants without causing the rent we receive from those tenants to fail to qualify as “rents from real property.” Any amounts we receive from a taxable REIT subsidiary with respect to its provision of non-customary services will, however, be nonqualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

We generally do not intend to receive rent which fails to satisfy any of the above conditions. Notwithstanding the foregoing, we may have taken and may in the future take actions which fail to satisfy one or more of the above conditions to the extent that we determine, based on the advice of our tax counsel, that those actions will not jeopardize our tax status as a REIT.

We believe that the aggregate amount of our nonqualifying income, from all sources, in any taxable year will not exceed the limits on nonqualifying income under the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. Commencing with our taxable year beginning January 1, 2005, we generally may avail ourselves of the relief provisions if:

•  following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury Regulations to be issued; and

•  the failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in “—Taxation of Realty Income Corporation—General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite our periodic monitoring of our income.

Prohibited Transaction Income.   Any gain that we realize on the sale of property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Our gain would include any gain realized by our qualified REIT subsidiaries and our share of any gain realized by any of the partnerships or limited liability companies in which we own an interest. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. We intend to hold our properties for investment with a view to long-term appreciation and to engage in the business of acquiring, developing and owning our properties. We have made, and may in the future make, occasional sales of the properties as are consistent with our investment objectives. We do not intend to enter into any sales that are prohibited transactions. The IRS may successfully contend, however, that one or more of these sales is a prohibited transaction subject to the 100% penalty tax.

Penalty Tax.   Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of services furnished by one of our taxable REIT subsidiaries to any of our tenants, and redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Rents we receive will not constitute redetermined rents if they qualify for the safe harbor provisions contained in the Code.

We do not believe that we have been, and do not expect to be, subject to this penalty tax, although our rental or service arrangements may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay this 100% penalty tax on the excess of an arm’s length fee for tenant services over the amount actually paid.

Asset Tests.   At the close of each quarter of our taxable year, we also must satisfy four tests relating to the nature and diversification of our assets:

•  first, at least 75% of the value of our total assets, including assets held by our qualified REIT subsidiaries and our allocable share of the assets held by the partnerships and limited liability companies in which we own an interest, must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, the term “real estate assets” generally means real property (including interests in real property and interests in mortgages on real property) and shares (or transferable certificates of beneficial interest) in other REITs, as well as any stock or debt instrument attributable to the investment of the proceeds of a stock offering or a public debt offering with a term of at least five years, but only for the one-year period beginning on the date the REIT receives such proceeds;

•  second, not more than 25% of the value of our total assets may be represented by securities other than those securities included in the 75% asset test;

•  third, of the investments included in the 25% asset class and except for investments in other REITs and our qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total voting power or value of the outstanding securities of any one issuer except, in the case of the 10% value test, certain “straight debt” securities having specified characteristics. Certain types of securities are disregarded as securities solely for the 10% value test, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, commencing with our taxable year beginning January 1, 2005, solely for the purposes of the 10% value test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code; and

•  fourth, not more than 20% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

As of the date of this prospectus, we own 100% of the outstanding stock of Crest Net Lease, Inc. Crest Net Lease has elected, together with us, to be treated as a taxable REIT subsidiary. So long as Crest Net Lease qualifies as our taxable REIT subsidiary, we will not be subject to the 5% asset test, the 10% voting securities limitation or the 10% value limitation with respect to our ownership of its securities. We or Crest Net Lease may acquire securities in other taxable REIT subsidiaries in the future. We believe that the aggregate value of our taxable REIT subsidiaries has not exceeded and will not exceed 20% of the aggregate value of our gross assets. With respect to each issuer in which we currently own an interest that does not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary, we believe that our ownership of the securities of any such issuer has complied with the 5% asset test, the 10% voting securities limitation and the 10% value limitation with respect to our ownership of its securities. No independent appraisals have been obtained to support these conclusions, and there can be no assurance that the IRS will not disagree with our determinations of value.

The asset tests described above must be satisfied at the close of each calendar quarter of our taxable year in which we (directly or through our qualified REIT subsidiaries, partnerships or limited liability companies) acquire securities in the applicable issuer, and also at the close of each calendar quarter in which we increase our ownership of securities of such issuer, including as a result of increasing our interest in a partnership or limited liability company which owns such securities, or acquiring other assets. For example, our indirect ownership of securities of an issuer may increase as a result of our capital contributions to, or the redemption of other partners’ or members’ interests in, a partnership or limited liability company in which we have an ownership interest. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including as a result of an increase in our interests in a partnership or limited liability company), we may cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We believe that we have maintained and we intend to continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests. In addition, we intend to take such actions within 30 days after the close of any quarter as may be required to cure any noncompliance.

Commencing with our calendar year beginning January 1, 2005, certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30-day cure period. Under these provisions, we will be deemed to have met the 5% and 10% asset tests if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter and (b) $10,000,000 and (ii) we dispose of the nonqualifying assets or otherwise meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the time period prescribed by Treasury Regulations to be issued. For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, we may avoid disqualification as a REIT after the 30-day cure period by taking steps including (i) the disposition of sufficient nonqualifying assets to meet the asset tests or the taking any other actions so as to enable us to meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the time period prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.

Although we believe that we have satisfied the asset tests described above and we plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful or will not require a reduction in our overall interest in an issuer (including in a taxable REIT subsidiary). If we fail to timely cure any noncompliance with the asset tests in a timely manner, and cannot avail ourselves of the relief provisions described above, we will cease to qualify as a REIT.

Annual Distribution Requirements.   To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

•  90% of our “REIT taxable income”; and

•  90% of our after tax net income, if any, from foreclosure property; minus

•  the excess of the sum of specified items of our non-cash income items over 5% of “REIT taxable income” as described below.

Our “REIT taxable income” is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, cancellation of indebtedness, and any like-kind exchanges that are later determined to be taxable.

In addition, if we dispose of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation, within the ten-year period following our acquisition of such asset, we would be required to distribute at least 90% of the after-tax gain, if any, we recognized on the disposition of the asset, to the extent that gain does not exceed the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case, on the date we acquired the asset.

We generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. At our election, a distribution will be treated as paid in a taxable year if it is declared before we timely file our tax return for such year and is paid on or before the first regular dividend payment following the declaration, provided such payment is made during the 12-month period following the close of such year. Except as provided below, these distributions are taxable to our stockholders, other than tax-exempt entities, in the year in which paid. This is so even though these distributions relate to the prior year for purposes of our 90% distribution requirement. The amount distributed must not be preferential, which means that every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. To the extent that we do not distribute all of our net capital gain, or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on the undistributed amount at regular corporate tax rates. We believe we have made, and intend to continue to make, timely distributions sufficient to satisfy these annual distribution requirements and to minimize our corporate tax obligations.

We anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements because of timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. If these timing differences occur, we may be required to borrow funds to pay dividends or pay dividends in the form of taxable stock dividends in order to meet the distribution requirements.

Under certain circumstances, we may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which we may include in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends.

In addition, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of 85% of our REIT ordinary income for such year, 95% of our REIT net capital gain income for such year and any undistributed taxable income from prior periods. Any REIT taxable income and net capital gain income on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

For purposes of the 90% distribution requirement and excise tax described above, distributions declared during the last three months of the calendar year, which are payable to our stockholders of record on a specified date during such period and which are paid during January of the following year, will be treated as having been paid by us and received by our stockholders on December 31 of the year in which they are declared.

Like-Kind Exchanges.   We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Like-kind exchanges are intended to result in the deferral of gain for federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could subject us to federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Failure to Qualify

Commencing with our taxable year beginning January 1, 2005, specified cure provisions are available to us in the event that we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT. Except with respect to violations of the REIT income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Code do not apply, we will be required to pay tax, including applicable alternative minimum tax, on our taxable income at regular corporate tax rates. Distributions to our stockholders in any year in which we fail to qualify as a REIT will not be deductible by us, and we will not be required to distribute any amounts to our stockholders. As a result, we anticipate that our failure to qualify as a REIT would reduce our cash available for distribution to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to our stockholders will be taxable at rates applicable to regular corporate dividends to the extent of our current and accumulated earnings and profits. In this event, subject to certain limitations under the Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year in which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of the Partnerships

General.   From time to time, we may own, directly or indirectly, interests in various partnerships and limited liability companies. We expect these will be treated as partnerships (or disregarded entities) for federal income tax purposes. In general, entities that are classified as partnerships (or disregarded entities) for federal income tax purposes are “pass-through” entities which are not required to pay federal income tax. Rather, partners or members of such entities are allocated their shares of the items of income, gain, loss, deduction and credit of the entity, and are potentially required to pay tax on that income without regard to whether the partners or members receive a distribution of cash from the entity. We include in our income our allocable share of the foregoing items for purposes of computing our REIT taxable income, based on the applicable partnership agreement. For purposes of applying the REIT income and asset tests, we include our pro rata share of the income generated by and the assets held by the partnerships and limited liability companies treated as partnerships for federal income tax purposes in which we own an interest, including their shares of the income and assets of any subsidiary partnerships and limited liability companies treated as partnerships for federal income tax purposes based on our capital interests. See “—Taxation of Realty Income Corporation.”

Our ownership interests in such partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships (or disregarded entities), as opposed to associations taxable as corporations, for federal income tax purposes. If a partnership or limited liability company in which we own an interest, or one or more of its subsidiary partnerships or limited liability companies, were treated as an association, it would be taxable as a corporation and therefore be subject to an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change, and could prevent us from satisfying the REIT asset tests and/or the REIT income tests (see “—Taxation of Realty Income Corporation—Asset Tests” and “—Taxation of Realty Income Corporation—Income Tests”). This, in turn, could prevent us from qualifying as a REIT. See “—Failure to Qualify” for a discussion of the effect of our failure to meet these tests. In addition, a change in the tax status of one or more of the partnerships or limited liability companies in which we own an interest might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

Treasury Regulations that apply for tax periods beginning on or after January 1, 1997 provide that a domestic business entity not otherwise organized as a corporation may elect to be treated as a partnership or disregarded entity for federal income tax purposes. Unless it elects otherwise, an eligible entity in existence prior to January 1, 1997, will have the same classification for federal income tax purposes that it claimed under the entity classification Treasury Regulations in effect prior to this date. In addition, an eligible entity that did not exist or did not claim a classification prior to January 1, 1997 will be classified as a partnership or disregarded entity for federal income tax purposes unless it elects otherwise. All of the partnerships in which we own an interest intend to claim classification as partnerships or disregarded entities under these Treasury Regulations. As a result, we believe that these partnerships will be classified as partnerships or disregarded entities for federal income tax purposes. The treatment described above also applies with respect to our ownership of interests in limited liability companies that are treated as partnerships for tax purposes.

Allocations of Income, Gain, Loss and Deduction.   A partnership or limited liability company agreement will generally determine the allocation of income and losses among partners or members. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the related Treasury Regulations. Generally, Section 704(b) of the Code and the related Treasury Regulations require that partnership and limited liability company allocations respect the economic arrangement of their partners or members. If an allocation is not recognized for federal income tax purposes, the relevant item will be reallocated according to the partners’ or members’ interests in the partnership or limited liability company, as the case may be. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners or members with respect to such item. The allocations of taxable income and loss in each of the partnerships and limited liability companies in which we own an interest are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

Tax Allocations With Respect to the Properties.   Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership or limited liability company in exchange for an interest in the partnership or limited liability company must be allocated in a manner so that the contributing partner or member is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution, as adjusted from time to time. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution. These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners or members. Some of the partnerships and/or limited liability companies in which we own an interest were formed by way of contributions of appreciated property. The relevant partnership and/or limited liability company agreements require that allocations be made in a manner consistent with Section 704(c) of the Code.

Other Tax Consequences

State, local and foreign income tax laws may differ substantially from the corresponding federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or foreign jurisdiction. You should consult your tax advisors regarding the effect of state, local and foreign tax laws with respect to our tax treatment as a REIT and on an investment in any of the securities offered under this prospectus.

PLAN OF DISTRIBUTION

We may sell the securities:

•  through underwriters or dealers;

•  through agents; or

•  directly to purchasers.

The securities may be sold in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices.

We will describe in a prospectus supplement or other offering materials the particular terms of the offering of the securities, including the following:

•  the names of any underwriters or agents;

•  the estimated proceeds we will receive from the sale;

•  any underwriters’ or agents’ discounts or commissions; and

•  any securities exchanges on which the applicable securities may be listed.

If we use underwriters in the sale, such underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices.

The securities may be offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase the securities will be subject to certain conditions.

We may sell securities through agents designated by us. Any agent involved in the offer or sale of the securities pursuant to this prospectus will be named, and any commissions payable by us to that agent will be set forth, in the prospectus supplement or other offering materials.

We also may sell securities directly. In this case, no underwriters or agents would be involved.

Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

In order to facilitate the offering of the securities, any underwriters or agents, as the case may be, involved in the offering of such securities may engage in transactions that stabilize, maintain or otherwise affect the price of such securities or other securities. Specifically, the underwriters or agents, as the case may be, may overallot in connection with the offering, creating a short position in such securities for their own account. In addition, to cover overallotments or to stabilize the price of the securities or of such other securities, the underwriters or agents, as the case may be, may bid for, and purchase, such securities in the open market. Finally, in any offering of such securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing such securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time without notice.

We may solicit offers to purchase securities directly from, and we may sell securities directly to, institutional investors or others. The terms of any of those sales, including the terms of any bidding or auction process, if utilized, will be described in the applicable prospectus supplement or other offering materials.

Some or all of the securities may be new issues of securities with no established trading market. We cannot give any assurances as to the liquidity of the trading market for any of our securities.

EXPERTS

The consolidated financial statements and schedule of Realty Income Corporation and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

VALIDITY OF THE SECURITIES

The validity of the securities offered hereby will be passed upon for us by Venable LLP and Latham & Watkins LLP. Latham & Watkins LLP, Los Angeles, California, has issued an opinion to us regarding certain tax matters described under “United States Federal Income Tax Considerations Related to Our REIT Election.” Sidley Austin LLP, San Francisco, California will act as counsel for any underwriters or agents. As of the date of this prospectus, William J. Cernius, a partner of Latham & Watkins LLP, beneficially owns 7,931 shares of our common stock. As of the date of this prospectus, Eric S. Haueter, a partner of Sidley Austin LLP, beneficially owns approximately 7,132 shares of our common stock and $20,000 aggregate principal amount of our 8¼% Monthly Income Senior Notes due 2008. As of the date of this prospectus, Paul C. Pringle, a partner of Sidley Austin LLP, beneficially owns approximately 49,465 shares of our common stock.

WHERE YOU CAN FIND MORE INFORMATION

Realty Income Corporation is subject to the information reporting requirements of the Exchange Act, and in accordance with these requirements, it files reports, proxy statements and other information with the SEC. The reports, proxy statements and other information may be inspected and copied at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330. Realty Income Corporation’s SEC filings are available to the public at the SEC’s website at http://www.sec.gov. You may also inspect information that we file with The New York Stock Exchange at the offices of The New York Stock Exchange at 20 Broad Street, New York, New York 10005.

We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement.

The address of our internet site is http://www.realtyincome.com. We make available free of charge on or through our internet site Realty Income Corporation’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments to those reports and proxy statements filed or furnished pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, as soon as reasonably practicable after Realty Income electronically files this material with, or furnishes it to, the SEC. Any internet addresses provided in this prospectus are for informational purposes only and are not intended to be hyperlinks. In addition, the information on our internet site is not a part of, and is not incorporated or deemed to be incorporated by reference in, this prospectus or any accompanying prospectus supplement or other offering materials. Accordingly, no information in our or any of these other internet addresses is included herein or incorporated or deemed to be incorporated by reference herein.

INCORPORATION BY REFERENCE

We “incorporate by reference” certain information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and any information contained in this prospectus or in any document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to have been modified or superseded to the extent that a statement contained in this prospectus, or in any other document we subsequently file with the SEC that also is incorporated or deemed to be incorporated by reference in this prospectus, modifies or supersedes the original statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to be a part of this prospectus. We incorporate by reference the documents of Realty Income Corporation listed below and any future filings made by Realty Income Corporation with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering of securities described in this prospectus; provided, however, that we are not incorporating by reference any documents, portions of documents or other information that is deemed to have been “furnished” and not “filed” with the SEC:

•  Annual Report of Realty Income on Form 10-K for the year ended December 31, 2005;

•  Current Report on Form 8-K dated March 29, 2006; and

•  The description of the Class D Preferred Stock contained in our Registration Statement on Form 8-A (File No. 001-13374), including any subsequently filed amendments and reports filed for the purpose of updating the description.

You may request a copy of the filings referred to above at no cost by writing or telephoning us at the following address:

Realty Income Corporation.
220 West Crest Street
Escondido, CA 92025-1707
Attention: Corporate Secretary
(760) 741-2111

6,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

A.G. Edwards

Raymond James

Wachovia Securities

Robert W. Baird & Co.

Banc of America Securities LLC

Credit Suisse

JPMorgan

BB&T Capital Markets

Stifel Nicolaus

October 18, 2006